                                                                  EXHIBIT (a)(1)

                       OFFER TO PURCHASE FOR CASH UP TO
                50.1% OF THE OUTSTANDING SHARES OF COMMON STOCK

                                      OF

                                   IBP, INC.

                                      AT

                             $30.00 NET PER SHARE

                                      BY

                        LASSO ACQUISITION CORPORATION,
                         A WHOLLY-OWNED SUBSIDIARY OF

                               TYSON FOODS, INC.

   THE OFFER (AS DEFINED HEREIN), PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, JULY 31, 2001, UNLESS THE OFFER IS EXTENDED. SEE "THE OFFER--EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT."


   THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE OF THE OFFER A NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $0.05 PER SHARE (THE "SHARES"), OF IBP, INC. (THE "COMPANY") REPRESENTING, TOGETHER WITH THE SHARES OWNED BY TYSON FOODS, INC. ("TYSON"), AT LEAST 50.1% OF THE TOTAL NUMBER OF OUTSTANDING SHARES (THE "MINIMUM CONDITION"). SEE "INTRODUCTION" AND "THE OFFER--CONDITIONS TO THE OFFER." THE OFFER IS ALSO SUBJECT TO OTHER CONDITIONS.


                               -----------------

   THE BOARD OF DIRECTORS OF THE COMPANY, BY UNANIMOUS VOTE OF THOSE PRESENT, HAS APPROVED THE AGREEMENT AND PLAN OF MERGER, DATED AS OF JANUARY 1, 2001, AMONG LASSO ACQUISITION CORPORATION ("THE PURCHASER"), TYSON AND THE COMPANY, AS MODIFIED BY THE STIPULATION AND ORDER DATED JUNE 27, 2001 (THE "STIPULATION") (AS SO MODIFIED (EXCEPT WHERE THE CONTEXT INDICATES OTHERWISE) THE "MERGER AGREEMENT") AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER (AS DEFINED HEREIN), AND HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE HOLDERS OF SHARES AND RECOMMENDS THAT ALL THE COMPANY'S STOCKHOLDERS WHO DESIRE TO RECEIVE CASH FOR THEIR SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER. SEE "INTRODUCTION" AND "THE OFFER--THE MERGER AGREEMENT--THE STIPULATION--RECOMMENDATION."

                               -----------------

   PURSUANT TO THE STIPULATION, PURCHASER SHALL NOT BE OBLIGATED TO PURCHASE SHARES PRIOR TO AUGUST 15, 2001 UNLESS, PRIOR TO THAT DATE, AN ORDER IS ENTERED APPROVING THE SETTLEMENT OF IN RE IBP, INC. SHAREHOLDERS LITIGATION, C.A. NO. 18373, COURT OF CHANCERY OF THE STATE OF DELAWARE. IN ADDITION, PURCHASER SHALL NOT BE OBLIGATED TO PURCHASE SHARES PRIOR TO SEPTEMBER 1, 2001 UNLESS, PRIOR TO THAT DATE, TYSON OBTAINS FINANCING TO PAY FOR THE TENDERED SHARES.

                               -----------------

                     THE DEALER MANAGER FOR THE OFFER IS:

                              MERRILL LYNCH & CO.

   If you wish to tender all or any part of your Shares, you should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have your signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile thereof) and any other required documents to the Depositary (as defined herein) and either deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal (or a facsimile thereof) or deliver such Shares pursuant to the procedures for book-entry transfers set forth in Section 4 hereof prior to the expiration date of the Offer or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you have Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee if you desire to tender your Shares.

   If you desire to tender your Shares and your certificates for such Shares are not immediately available, or you cannot comply with the procedures for book-entry transfers described in this Offer to Purchase on a timely basis, you may tender such Shares by following the procedures for guaranteed delivery set forth in Section 4 hereof.

   A summary of the principal terms of the Offer appears on pages 1-5 hereof.

   If you have questions about the Offer, you can call MacKenzie Partners, Inc., the information agent for the Offer, or Merrill Lynch, Pierce, Fenner & Smith Incorporated, the dealer manager for the Offer, at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. You can also obtain additional copies of this Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery from MacKenzie Partners, Inc., or your broker, dealer, commercial bank, trust company or other nominee.

   THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

July 3, 2001.

                               -----------------

                               TABLE OF CONTENTS

                               -----------------

                                                                                                        PAGE
                                                                                                         --
SUMMARY TERM SHEET.....................................................................................  1

INTRODUCTION...........................................................................................  6

THE OFFER..............................................................................................  9
    1.Terms of the Offer; Expiration Date..............................................................  9
    2.Extension of Tender Period; Termination; Amendment...............................................  9
    3.Acceptance for Payment and Payment............................................................... 10
    4.Procedure for Tendering Shares...................................................................   11
    5.Withdrawal Rights................................................................................   13
    6.Material Tax Considerations......................................................................   14
    7.Price Range of Shares; Dividends.................................................................   16
    8.Certain Information Concerning the Company.......................................................   17
    9.Certain Information Concerning Purchaser and Tyson...............................................   19
    10.Certain Comparative and Pro Forma Information...................................................   23
    11.Source and Amount of Funds......................................................................   31
    12.Background of the Offer.........................................................................   31
    13.Purpose and Structure of the Offer; Plans for the Company; Dissenters' Rights...................   40
    14.The Merger Agreement............................................................................   41
    15.Effect of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under
       the Exchange Act................................................................................   54
    16.Dividends and Distributions.....................................................................   55
    17.Conditions to the Offer.........................................................................   55
    18.Certain Legal Matters; Regulatory Approvals.....................................................   56
    19.Fees and Expenses...............................................................................   60
    20.Miscellaneous...................................................................................   61

Schedule I - Directors and Executive Officers of Tyson and Purchaser

                              SUMMARY TERM SHEET

   This summary term sheet is a brief description of the material provisions of the Offer being made by Tyson Foods, Inc. ("Tyson") through Lasso Acquisition Corporation ("Purchaser"), a wholly-owned subsidiary of Tyson, to purchase up to a number of shares of the common stock, par value $0.05 per share (the "Common Stock" or "Shares"), of IBP, inc. (the "Company") which, together with Shares owned by Tyson, represent 50.1% of the outstanding Shares for $30.00 per Share net to the seller in cash, without interest, pursuant to an Agreement and Plan of Merger dated as of January 1, 2001, among Tyson, Purchaser and the Company, as modified by the Stipulation and Order dated June 27, 2001 among Tyson, Purchaser and the Company (the "Stipulation") (as modified by the Stipulation (except where the context otherwise indicates), the "Merger Agreement"). The following are some of the questions you, as a stockholder of the Company, may have and answers to those questions. You should carefully read this Offer to Purchase and the accompanying Letter of Transmittal (which together, as amended, supplemented or otherwise modified from time to time, constitute the "Offer") in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

WHO IS OFFERING TO BUY MY SECURITIES? WHY?

   Our name is Tyson Foods, Inc. We are a Delaware corporation and are making the Offer through our wholly-owned subsidiary, Lasso Acquisition Corporation, a Delaware corporation, which was formed for the purpose of making a tender offer for the Shares. The tender offer is the first step in our plan to acquire all of the outstanding Shares as provided in the Merger Agreement.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

   We are seeking to purchase up to the number of Shares that represent, together with Shares owned by Tyson, 50.1% of the outstanding Shares. Tyson owns 574,200 Shares. The Company has informed us that 106,267,735 Shares were outstanding as of June 29, 2001.

DIDN'T TYSON ALREADY MAKE A TENDER OFFER?

   Yes, we previously commenced a tender offer for up to 50.1% of the outstanding Shares at $30.00 per Share. We permitted that previous tender offer to expire on February 28, 2001. Although the Delaware Chancery Court ruled on June 15, 2001 that we did not breach the Merger Agreement or any duty to the Company's stockholders by letting the previous tender offer expire on February 28, 2001, the Stipulation provides that we would commence this Offer.

DIDN'T TYSON TERMINATE THE MERGER AGREEMENT?

   On March 29, 2001, we announced that we had terminated the Merger Agreement on various grounds, including our belief that we had been inappropriately induced into signing the Merger Agreement and our belief that the Company had breached numerous representations and warranties made to us in the Merger Agreement. The Delaware Chancery Court ruled on June 15, 2001 that we had not been inappropriately induced into signing the Merger Agreement and that we had improperly terminated the Merger Agreement, and the Company's claim for specific performance was granted. Thereafter, on June 27, 2001 Tyson and the Company agreed to the Stipulation pursuant to which this Offer is being commenced.

WHAT WILL HAPPEN IF MORE THAN 50.1% OF THE OUTSTANDING SHARES ARE VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE OF THE OFFER?

   If more than the number of Shares that represent, together with Shares owned by Tyson, 50.1% of the outstanding Shares are validly tendered and not withdrawn prior to the expiration date of the Offer, we will accept for payment and pay for only the number of Shares that represent, together with Shares owned by Tyson, 50.1% of the outstanding Shares on a pro rata basis (with appropriate adjustments to avoid purchase of fractional Shares) based on the number of Shares properly tendered by each stockholder prior to or on the expiration date of the Offer. Preliminary results of proration will be announced by press release as promptly as practicable after the expiration date of the Offer. Stockholders may obtain such preliminary information from MacKenzie Partners, Inc., the information agent for the Offer, and may be able to obtain such information from their broker.

HOW MUCH ARE YOU OFFERING TO PAY FOR MY SECURITIES AND WHAT IS THE FORM OF PAYMENT? WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

   We are offering to pay $30.00 per Share, net to you, in cash, without interest. If you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

   Yes. We will need approximately $1.7 billion to purchase all Shares pursuant to the Offer and to pay related fees and expenses. In addition, we will need approximately $1.1 billion to repay certain indebtedness of the Company. It is anticipated that such funds will be obtained from Tyson's general corporate funds and from Tyson's existing and new credit facilities. Tyson has received proposals from various financial institutions to provide a new $3.0 billion revolving credit facility, which when combined with availability under our existing $1.0 billion revolving credit facility, would support aggregate borrowings, as of June 29, 2001, of approximately $3.5 billion.

IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

   Because the form of payment in the Offer consists solely of cash and the Offer is not subject to a financing condition, we do not think our financial condition is material to your decision whether to tender in the Offer. However, as noted below, if you do not tender in the Offer, in the subsequent merger, you will receive, for each Share you hold, shares of Tyson Class A common stock having a value of $30.00 if, during the relevant pricing period before the merger, the average per share price of Tyson Class A common stock is at least $12.60 and no more than $15.40. This $30.00 value is subject to adjustment as noted in the Offer to Purchase if the average per share price of Tyson Class A common stock during the pricing period is not in that range. If the average per share price of Tyson Class A common stock is less than $12.60, you will receive
2.381 shares of Tyson Class A common stock for each Share. If the average per share price of Tyson Class A common stock is more than $15.40, you will receive
1.948 shares of Tyson Class A common stock for each Share. If you would like additional information about our financial condition, please see "Certain Information Concerning Purchaser and Tyson--Available Information."
HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

   You have until at least 12:00 Midnight, New York City time, on Tuesday, July 31, 2001, to decide whether to tender your Shares in the Offer. Further, if you cannot deliver everything required to make a valid tender to Wilmington Trust Company, or the Depositary, prior to such time, you may be able to use a guaranteed delivery procedure, which is described in "The Offer--Procedure for Tendering Shares."

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

   We may extend the Offer subject to the terms of the Merger Agreement as modified by the Stipulation. We may extend if any of the conditions specified in "The Offer--Conditions to the Offer" is not satisfied prior to the expiration date of the Offer and under the Merger Agreement are required to extend the Offer to permit satisfaction of the conditions. Pursuant to the Stipulation, we may extend the expiration date of the Offer until August 15, 2001 unless, prior to that date, an order is entered approving the settlement of IN RE IBP, INC. SHAREHOLDERS LITIGATION, C.A. No. 18373, Court of Chancery of the State of Delaware. In addition, we may extend the expiration date of the Offer until September 1, 2001 unless, prior to that date, we obtain financing to enable us to pay for the tendered Shares.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

   If the Offer is extended, we will inform the Depositary of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

   The most important condition to the Offer is that the Company's stockholders validly tender and do not withdraw prior to the expiration date of the Offer the number of Shares representing, together with the Shares owned by Tyson, at least 50.1% of the total number of outstanding Shares. For a complete list of the conditions to the Offer, see "The Offer--Conditions to the Offer."

HOW DO I TENDER MY SHARES?

   To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal, to the Depositary not later than the time the Offer expires. If your Shares are held in street name by your broker, dealer, bank, trust company or other nominee, such nominee can tender your Shares through The Depository Trust Company. If you cannot deliver everything required to make a valid tender to the Depositary prior to the expiration date of the Offer, you may have a limited amount of additional time by having a broker, a bank or other fiduciary which is a member of the Securities Transfer Agents Medallion Program or other eligible institution to guarantee that the missing items will be received by the Depositary within three New York Stock Exchange, Inc., or NYSE, trading days. However, the Depositary must receive the missing items within that three trading day period.

UNTIL WHAT TIME CAN I WITHDRAW TENDERED SHARES?

   You can withdraw tendered Shares at any time until the Offer has expired and, if we have not by August 31, 2001 agreed to accept your Shares for payment, you can withdraw them at any time after such time until we accept Shares for payment.

HOW DO I WITHDRAW TENDERED SHARES?

   To withdraw Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you have the right to withdraw the Shares.

WHEN AND HOW WILL I BE PAID FOR MY TENDERED SHARES?

   Subject to the terms and conditions of this Offer to Purchase, we will pay for all validly tendered and not withdrawn Shares, subject to the proration provisions noted in this Offer to Purchase, promptly after the expiration date of the Offer, subject to the satisfaction or waiver of the conditions to the Offer, as set forth in "The Offer--Conditions to the Offer." We will pay for your validly tendered and not withdrawn Shares by depositing the purchase price with the Depositary which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in "The Offer--Procedure for Tendering Shares"), a properly completed and duly executed Letter of Transmittal and any other required documents for such Shares.

HAS THE BOARD OF DIRECTORS OF THE COMPANY APPROVED THE MERGER AGREEMENT?

   Yes. On January 1, 2001, the board of directors of the Company, based on the unanimous recommendation of a special committee (the "Special Committee"), approved, by unanimous vote, the terms set forth in the Merger Agreement and the transactions contemplated therein, including the Offer and a second step merger with the Company in which the Company is expected to be merged with and into Purchaser to become a wholly-owned subsidiary of Tyson (the "Merger") and recommended that the Company's stockholders tender their Shares in the Offer, and vote to approve the Merger and the Merger Agreement. On January 1, 2001, the Special Committee's financial advisors, J.P. Morgan Securities Inc., or JPMorgan, and Peter J. Solomon Company Limited, delivered their opinions to the Special Committee that the consideration to be paid to the Company's stockholders in the Offer and the Merger is fair from a financial point of view. On June 26, 2001 the board of directors of the Company approved, by unanimous vote of those present, the terms of the Stipulation modifying the Merger Agreement. On June 26, 2001, JPMorgan delivered its opinion to the board of directors of the Company that the consideration to be paid to the Company's stockholders in the Offer and the Merger is fair from a financial point of view.

WILL THE OFFER BE FOLLOWED BY A MERGER?

   If we accept for payment and pay for up to the number of Shares that represent, together with Shares owned by Tyson, 50.1% of the outstanding Shares (or fewer Shares, if we waive the Minimum Condition which we may only do with the consent of the Company), we are obligated under the terms of the Merger Agreement, assuming that all of the other conditions to the Merger are satisfied, to consummate the Merger. Additionally, if we accept for payment and pay for the number of Shares that represent, together with Shares owned by Tyson, 50.1% of the outstanding Shares, we would have sufficient voting power (which we have agreed to exercise) to approve the Merger without the affirmative vote of any other stockholder of the Company. If the Merger takes place, all remaining stockholders (other than Tyson, Purchaser, or other subsidiaries of Tyson) will receive, for each Share they hold, shares of Tyson Class A common stock having a value of $30.00 if, during the relevant pricing period before the Merger, the average per share price of Tyson Class A common stock is at least $12.60 and no more than $15.40. This $30.00 value is subject to adjustment if the average per share price of Tyson Class A common stock during the pricing period is less than $12.60 or more than $15.40. If the average per share price of Tyson Class A common stock is less than $12.60, you will receive 2.381 shares of Tyson Class A common stock for each Share. If the average per share price of Tyson Class A common stock is more than $15.40, you will receive 1.948 shares of Tyson Class A common stock for each Share.

IF THE NUMBER OF SHARES THAT REPRESENT, TOGETHER WITH SHARES OWNED BY TYSON, 50.1% OF THE OUTSTANDING SHARES ARE TENDERED AND ACCEPTED FOR PAYMENT, WILL THE COMPANY CONTINUE AS A PUBLIC COMPANY?

   Yes; however, if and when the Merger takes place, the Company will no longer be publicly owned.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

   You may get less value for your Shares in the Merger than in the Offer. As indicated above, if the Offer is successful, we will be obligated to conclude the Merger in which all stockholders not tendering in the Offer (other than Tyson, Purchaser and any other subsidiary of Tyson) will receive, for each Share they hold, shares of Tyson Class A common stock having a value of $30.00 if, during the relevant pricing period before the Merger, the average per share price of Tyson Class A common stock is at least $12.60 and no more than $15.40. This $30.00 value is subject to adjustment if the average per share price of Tyson Class A common stock during the pricing period is less than $12.60 or more than $15.40 not in that range. If the average per share price of Tyson Class A common stock is less than $12.60, you will receive 2.381 shares of Tyson Class A common stock for each Share. If the average per share price of Tyson Class A common stock is more than $15.40, you will receive 1.948 shares of Tyson Class A common stock for each Share. Therefore, if the Merger takes place and Tyson Class A common stock has traded in that range, the difference to you between tendering your Shares and not tendering your Shares is that you will be paid in cash if you tender your Shares in the Offer and will receive shares of Tyson Class A common stock in exchange for your Shares if you do not tender in the Offer. If Tyson Class A common stock has not traded in that range, the difference to you is that you would receive $30.00 per share in cash if you tender your Shares in the Offer, but will receive shares of Tyson Class A common stock having a value of more than $30.00 per Share if the average price is more than $15.40 or having a value of less than $30.00 per Share if the average price is less than $12.60. We advise you to obtain a recent quotation for the Tyson Class A common stock before deciding whether to tender your Shares.

ARE APPRAISAL RIGHTS AVAILABLE IN EITHER THE OFFER OR THE MERGER?

   Appraisal rights are not available in the Offer. Appraisal rights will not be available to holders of the Shares in connection with the Merger if both of the following are true:

   . at the date fixed to determine the stockholders entitled to notice of and to vote on the Merger, the Shares are registered on a national securities exchange or traded on Nasdaq, and

   . the shares of Tyson Class A common stock at the effective time of the Merger are either listed on a national securities exchange or traded on Nasdaq.

   As of the date of this Offer, the Shares and the Tyson Class A common stock are each listed on the NYSE.

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

   On December 29, 2000, the last full trading day before the date Tyson, Purchaser and the Company originally entered into the Merger Agreement, the closing price of a Share was $26.75. On June 15, 2001, the closing price of a Share was $18.27. The Delaware Court of Chancery rendered its opinion requiring specific performance of the Merger Agreement after the close of trading on the NYSE on June 15, 2001. On June 26, 2001, the last full trading day before the announcement of the Stipulation, the closing price of a Share was $23.01. On July 2, 2001, the last full trading day before the date of this Offer, the closing price of a Share was $25.25. We advise you to obtain a recent quotation for Shares before deciding whether to tender your Shares.

WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

   You can call MacKenzie Partners, Inc., the information agent for the Offer, at (800) 322-2885 (toll free) or Merrill Lynch, Pierce, Fenner & Smith Incorporated, the dealer manager for the Offer, at (212) 236-3790 (call collect).

To the Holders of Common Stock of IBP, inc.:

                                 INTRODUCTION

   We, Tyson Foods, Inc., a Delaware corporation ("Tyson"), through our wholly owned subsidiary Lasso Acquisition Corporation, a Delaware corporation ("Purchaser"), hereby offer to purchase up to the number of Shares that represent, together with Shares owned by Tyson, 50.1% of the outstanding common stock, par value $0.05 per share (the "Shares"), of IBP, inc., a Delaware corporation (the "Company"), at $30.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together, as amended, supplemented or otherwise modified from time to time, constitute the "Offer"). You will not be obligated to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares pursuant to the Offer. We will pay all charges and expenses of Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Dealer Manager" or "Merrill Lynch"), Wilmington Trust Company (the "Depositary") and MacKenzie Partners, Inc. (the "Information Agent") incurred in connection with the Offer. See "The Offer--Fees and Expenses."

   The purpose of the Offer and the Merger (as defined below) is to enable Tyson to acquire control of, and to acquire the entire equity interest in, the Company.

   This Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 1, 2001, among Tyson, Purchaser and the Company, as modified by the Stipulation and Order dated June 27, 2001 among Tyson, Purchaser and the Company (the "Stipulation") (as amended by the Stipulation (except where the context indicates otherwise) the "Merger Agreement"). The Merger Agreement provides that following the completion of the Offer and the satisfaction or waiver of certain conditions in the Merger Agreement, the Company will be merged with and into Purchaser with the Purchaser continuing as the surviving corporation (the "Merger"). At the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than Shares owned by Tyson, Purchaser or other subsidiaries of Tyson) would be converted into the right to receive shares of Class A common stock, par value $0.10 per share, of Tyson ("Tyson Class A Common Stock") having a value of $30.00 if, during the relevant pricing period before the Merger, the average per share price of Tyson Class A Common Stock is at least $12.60 and no more than $15.40. If the average per share price of Tyson Class A Common Stock is not in that range, the difference to you is that you would receive $30.00 per share in cash if you tender your Shares in the Offer, but will receive shares of Tyson Class A Common Stock having a value of more than $30.00 per Share if the average price is more than $15.40 or having a value of less than $30.00 per Share if the average price is less than $12.60. If the average per share price of Tyson Class A Common Stock is less than $12.60, you will receive 2.381 shares of Tyson Class A Common Stock for each Share. If the average per share price of Tyson Class A Common Stock is more than $15.40, you will receive 1.948 shares of Tyson Class A Common Stock for each Share. This $30.00 value is subject to change if the average per share price of Tyson Class A Common Stock is not in that range and the value you will receive will be proportionately changed. The Merger Agreement, as modified by the Stipulation, is more fully described in "The Offer--The Merger Agreement."

   On January 1, 2001, the board of directors of the Company (the "Company Board"), by unanimous vote, approved, upon the unanimous recommendation of the special committee of the Company Board (the "Special Committee"), the Merger Agreement, and on June 26, 2001 the Company Board, approved, by unanimous vote of those present, the terms of the Stipulation modifying the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger, and has determined that the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company and recommends that the stockholders of the Company desiring cash for their Shares accept the Offer and tender their Shares pursuant to the Offer. The Company Board noted that the aggregate market price of 2.381 shares of Tyson Class A Common Stock at June 26, 2001, was substantially less than $30.00 and urges stockholders of the Company to obtain current quotations of Tyson Class A Common Stock before deciding whether to tender their Shares.

   The Company's financial advisors, JPMorgan and Peter J. Solomon Company Limited, have delivered to the Company Board their respective opinions, dated January 1, 2001 with respect to the Peter J. Solomon opinion, and January 1, 2001 and June 26, 2001 with respect to the two opinions delivered by JPMorgan (the "Financial Advisor Opinions"), to the effect that, as of such date, and based on and subject to the matters stated in the opinions, the consideration to be received by holders of Shares pursuant to the transactions contemplated in the Offer and in the Merger is fair from a financial point of view to those stockholders. The full text of the Financial Advisor Opinions, including the assumptions made, matters considered and limits on the review undertaken, are attached as Annexes A-1, A-2 and B to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which has been filed by the Company with the SEC in connection with the Offer. Stockholders are urged to, and should, read the Financial Advisor Opinions carefully. The Company has advised us that to the best of its knowledge each of its executive officers and directors intends to tender all of his or her Shares pursuant to the Offer.

   The Offer is subject to the conditions described in "The Offer--Conditions to the Offer", including, among other things, there being validly tendered and not withdrawn prior to the expiration date of the Offer a number of Shares representing, together with the Shares owned by Tyson, at least 50.1% of the total number of outstanding Shares (the "Minimum Condition").

   The Company has informed Tyson that, as of June 29, 2001, there were 106,267,735 Shares outstanding. On the date hereof, Tyson owns 574,200 Shares. Based on this information, the Minimum Condition would be satisfied if 52,665,935 Shares are validly tendered and not withdrawn prior to the Expiration Date (as defined below).

   Pursuant to the Stipulation, Purchaser is not obligated to purchase Shares pursuant to the Offer until August 15, 2001 unless, prior to that date, an order is entered approving the settlement of IN RE IBP, INC. SHAREHOLDERS LITIGATION, C.A. No. 18373, the Court of Chancery of the State of Delaware (the "Settlement Order"). The Court of Chancery has set a hearing date of August 3, 2001 to consider approval of the Settlement Order. The Purchaser will consummate the Offer as promptly as practicable after entry of the Settlement Order, subject to obtaining the Financing (defined below) and assuming satisfaction or waiver of the other conditions to the Offer. The entry of a Settlement Order will not be a condition to Purchaser's obligation to purchase Shares pursuant to the Offer on and after August 15, 2001.

   Pursuant to the Stipulation, Purchaser is not obligated to purchase Shares pursuant to the Offer until September 1, 2001 unless, prior to that date, we obtain financing to enable us to pay for the tendered Shares (the "Financing"). The Purchaser will consummate the Offer as promptly as practicable after the Financing has been obtained, subject to the entry of a Settlement Order, as described above, and assuming satisfaction of the other conditions to the Offer. The receipt of Financing will not be a condition to Purchaser's obligation to purchase Shares pursuant to the Offer on and after September 1, 2001.

   The Merger Agreement provides that promptly upon payment by Purchaser for Shares purchased pursuant to the Offer, and from time to time thereafter, the Company shall, upon request of Tyson, promptly use its reasonable best efforts to take all actions necessary to cause a majority of the Company Board to consist of Tyson's designees.

   The Merger is subject to the satisfaction or waiver of certain conditions, including the approval of the Merger Agreement by the Company's stockholders. If the Minimum Condition is satisfied, Purchaser would have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. The Company has agreed to cause a meeting of its stockholders to be held as promptly as practicable following consummation of the Offer for the purposes of considering and taking action upon the approval and adoption of the Merger Agreement. Tyson and Purchaser have agreed to vote their shares in favor of the approval and adoption of the Merger Agreement. See "The Offer--The Merger Agreement."

   THIS OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF STOCKHOLDERS OF THE COMPANY OR ANY OFFER TO SELL OR SOLICITATION OF OFFERS TO BUY TYSON CLASS A COMMON STOCK OR OTHER SECURITIES. ANY SUCH SOLICITATION WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), AND ANY SUCH OFFER WILL BE MADE ONLY THROUGH A REGISTRATION STATEMENT AND THE PROSPECTUS PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT").

   THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

                                   THE OFFER

   1. TERMS OF THE OFFER; EXPIRATION DATE. On the terms and subject to the conditions set forth in this Offer to Purchase, we will accept for payment and pay for up to the number of Shares that represent, together with Shares owned by Tyson, 50.1% of the outstanding Shares that are validly tendered prior to the Expiration Date (as defined below) and not withdrawn.

   To the extent more than the number of Shares that represent, together with Shares owned by Tyson, 50.1% of the outstanding Shares are tendered in the Offer, we will purchase a number of Shares tendered in the Offer that represent, together with Shares owned by Tyson, 50.1% of the outstanding Shares on a pro rata basis (with appropriate adjustment to avoid purchase of fractional Shares) based on the number of Shares properly tendered by each stockholder prior to the Expiration Date and not withdrawn. See "The Offer--Acceptance for Payment and Payment."

   "Expiration Date" means 12:00 Midnight, New York City time, on Tuesday, July 31, 2001, unless we extend the period of time for which the Offer is open, in which event "Expiration Date" means the latest time and date at which the Offer, as so extended, shall expire.

   The Offer is conditioned upon, among other things, the Minimum Condition having been satisfied. The Offer is also subject to other conditions as described in "The Offer--Conditions to the Offer." If any such condition is not satisfied, the Merger Agreement states that we (a) shall extend the Offer and, subject to certain conditions and to your withdrawal rights as set forth in "The Offer--Withdrawal Rights," retain all Shares until the Expiration Date as so extended, expires; or (b) may waive, with the consent of the Company, the Minimum Condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the Expiration Date and not withdrawn or delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer. For a description of our right to extend, amend, delay or terminate the Offer, see "The Offer--Extension of the Tender Period; Termination; Amendment," and "The Offer--Conditions to the Offer."

   The Company has informed Tyson that, as of June 29, 2001, there were 106,267,735 Shares outstanding. On the date hereof, Tyson owns 574,200 Shares. Based on this information, the Minimum Condition would be satisfied if 52,665,935 Shares are validly tendered and not withdrawn prior to the Expiration Date.

   2. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT. Under the Merger Agreement, we are required to extend the Offer from time to time if at the then scheduled Expiration Date all of the conditions to the Offer have not been satisfied or waived by us. Pursuant to the Stipulation, Tyson may extend the Expiration Date of the Offer until August 15, 2001 unless, prior to that date, an order is entered approving the Settlement Order. The entry of the Settlement Order shall be a condition only to Purchaser's obligation to purchase Shares pursuant to the Offer prior to August 15, 2001 and shall not be a condition to Purchaser's obligation to purchase Shares pursuant to the Offer on and after August 15, 2001. Pursuant to the Stipulation, Tyson may extend the Expiration Date of the Offer until September 1, 2001 unless, prior to that date, we obtain the Financing. The obtaining of such Financing shall be a condition only to Purchaser's obligation to purchase Shares pursuant to the Offer prior to September 1, 2001 and shall not be a condition to Purchaser's obligation to purchase Shares pursuant to the Offer on and after September 1, 2001. The Stipulation also provides that, if the Offer is not consummated by August 15, 2001 (or by September 1, 2001, if the time for consummation has been extended to that date pursuant to the terms of the Stipulation), either the Company or Tyson may move the Delaware Chancery Court for an appropriate remedy and each party shall be entitled to oppose any such motion on any appropriate ground. Each extension shall not exceed the lesser of 10 business days or such fewer days that we believe are necessary for the conditions to be satisfied. We also have the right to extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or the SEC staff applicable to the Offer or any period required by applicable law.

   Tyson shall terminate the Offer if the Merger Agreement is terminated. Subject to the Merger Agreement, pursuant to which, among other things, we cannot reduce the consideration to be paid in the Offer or the Merger, the Minimum Condition cannot be waived without the Company's consent, and no additional conditions may be imposed without the Company's consent, we expressly reserve the right to waive any of the conditions to the Offer and to make any change in the terms of our conditions to the Offer.

   If we increase or decrease the percentage of Shares being sought or increase or decrease the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire less than 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer will be extended until the expiration of such period of 10 business days. If we make a material change in the terms of the Offer (other than a change in price or percentage of securities sought) or in the information concerning the Offer, or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and percentage of Shares sought, a minimum of 10 business days may be required to allow adequate dissemination and investor response. "Business day" means any day other than Saturday, Sunday or a federal holiday and shall consist of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

   Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement, in the case of an extension of the Offer to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes in the information published, sent or given to any stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes), and without limiting the manner in which we may choose to make any public announcement, we have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to the Dow Jones News Service.

   If we extend the time during which the Offer is open, or if we are delayed in its acceptance for payment of or payment for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf and those Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under "The Offer--Withdrawal Rights." However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder's offer.

   Pursuant to the Merger Agreement, the Company has provided us with its stockholder list and security position listings so we can disseminate the Offer to holders of Shares. We will send this Offer to Purchase and the related Letter of Transmittal to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

   3. ACCEPTANCE FOR PAYMENT AND PAYMENT. Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for, promptly after the Expiration Date, up to the number of Shares that represent, together with Shares owned by Tyson, 50.1% of the outstanding Shares that are validly tendered prior to the Expiration Date and not withdrawn, subject to the satisfaction or waiver of the conditions set forth in "The Offer--Conditions to the Offer." For a description of our right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see "The Offer--Extension of Tender Period; Termination; Amendment."

   For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary. We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary. The Depositary will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in "The Offer--Procedure for Tendering Shares")), a properly completed and duly executed Letter of Transmittal and any other required documents. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. For a description of the procedure for tendering Shares pursuant to the Offer, see "The Offer--Procedure for Tendering Shares."

   Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment. If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all Shares purchased pursuant to the Offer.

   We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment. If any tendered Shares are not purchased pursuant to the Offer for any reason, other than as a result of the proration procedures described below, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility as defined below), without expense to you, as promptly as practicable following the expiration or termination of the Offer.

   If more than the number of Shares that represent, together with Shares owned by Tyson, 50.1% of the outstanding Shares are validly tendered and not withdrawn prior to the Expiration Date, we will accept for payment and pay for only the number of Shares that represent, together with Shares owned by Tyson, 50.1% of the outstanding Shares on a pro rata basis (with appropriate adjustments to avoid purchase of fractional Shares) based on the number of Shares properly tendered by each stockholder prior to or on the Expiration Date and not withdrawn. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Stockholders may obtain such preliminary information from the Information Agent and may be able to obtain such information from their broker.

   4. PROCEDURE FOR TENDERING SHARES. To tender Shares pursuant to the Offer, either (i) the Depositary must receive at one of its addresses set forth on the back cover of this Offer (A) a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal and
(B) certificates for the Shares to be tendered or delivery of such Shares pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery including an Agent's Message (as defined below) if the tendering stockholder has not delivered a Letter of Transmittal), in each case by the Expiration Date, or (ii) the guaranteed delivery procedure described below must be complied with.

   BOOK ENTRY DELIVERY. The Depositary has established an account with respect to the Shares at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer, and any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal properly completed and duly executed together with any required signature guarantees or an Agent's Message (as defined below) and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the

Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary. "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation which such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

   SIGNATURE GUARANTEES. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. ("NYSE") Medallion Signature Program (MSP) (each, an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed (i) if the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

   GUARANTEED DELIVERY. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date, or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

      (i) such tender is made by or through an Eligible Institution;

      (ii) a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by Purchaser is received by the Depositary (as provided below) by the Expiration Date; and

      (iii) the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantee or an Agent's Message and any other documents required by the Letter of Transmittal, are received by the Depositary within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

   The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice. The method of delivery of Shares and all other required documents, including through the Book-Entry Transfer Facility, is at your option and risk, and the delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured.

   BACK-UP WITHHOLDING. Under the federal income tax laws, the Depositary will be required to withhold 30.5% of the amount of any payments made to certain stockholders pursuant to the Offer. In order to avoid such back-up withholding, you must provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such back-up withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. If you are a non-resident alien or foreign entity not subject to back-up withholding, you must give the Depositary a completed Form W-8BEN Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding prior to receipt of any payment.

   GRANT OF PROXY. By executing a Letter of Transmittal (or delivering an Agent's Message), you irrevocably appoint our designees as your proxies in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after July 3, 2001). All such proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Our designees will be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Company's stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

   The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 and (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

   VALIDITY. We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination shall be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. Our interpretation of the terms and conditions of the Offer will be final and binding. None of Tyson, Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

   5. WITHDRAWAL RIGHTS. You may withdraw tenders of Shares made pursuant to the Offer at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after August 31, 2001, unless such Shares are accepted for payment as provided in this Offer. If we extend the period of time during which the Offer is open or are delayed in accepting for payment or paying for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section.

   To withdraw tendered Shares, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn and the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-entered by again following one of the procedures described in "The Offer--Procedures for Tendering Shares" at any time prior to the Expiration Date.

   We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. None of Purchaser, the Dealer

Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

   6. MATERIAL TAX CONSIDERATIONS. The following discussion is a summary of material United States federal income tax consequences of the Offer and the Merger to the holders of Shares who hold their Shares as capital assets. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations, and administrative and judicial interpretations thereof, each as in effect as of the date of this Offer to Purchase, all of which may change, possibly with retroactive effect.

   This discussion does not address all aspects of federal income taxation that may be relevant to a holder of Shares in light of that holder's particular circumstances or to a holder subject to special rules, such as (i) a stockholder who is not a citizen or resident of the United States, (ii) a financial institution or insurance company, (iii) a tax-exempt organization,
(iv) a dealer or broker in securities, (v) a stockholder that holds its Shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated transaction, or (vi) a stockholder that acquired its Shares pursuant to the exercise of options or otherwise as compensation. In addition, this discussion does not address any state, local or foreign tax consequences of the Offer or the Merger. We urge each holder of Shares to consult its own tax advisor to determine the particular federal income tax or other tax consequences to it of participation in the Offer or the Merger and to determine whether it should participate in the Offer or the Merger.

   The Offer is being made as the first step in a two-step transaction in which we will acquire 100% of the Company. The second step of the transaction will be the Merger. Each holder of Shares is urged to consider the tax consequences to it of participating in the Offer and the Merger in each of the following circumstances: (i) if all of its Shares are tendered and accepted for purchase in the Offer, (ii) if all of its Shares are exchanged for Tyson Class A Common Stock pursuant to the Merger, or (iii) if some of its Shares are tendered and accepted for purchase in the Offer, and its remaining Shares are exchanged for Tyson Class A Common Stock pursuant to the Merger.

   The Offer and the Merger will be treated as two steps in an integrated transaction that are intended to be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code (and Tyson, the Purchaser and the Company will be included as parties to that reorganization within the meaning of Section 368(b) of the Code) assuming the following factual assumptions (which we refer to as supporting conditions) are met:

   . the Offer and the Merger are completed under the current terms of the Merger Agreement,

   . the aggregate fair market value of the Tyson Class A Common Stock delivered as consideration for the Shares in the Merger exceeds a minimum percentage, approximately 40 percent under one United States Supreme Court case, of the aggregate fair market value of the cash and Tyson Class A Common Stock delivered as consideration for all Shares in the Offer and the Merger.

   In addition to the supporting conditions, Tyson and the Company will use their reasonable best efforts to cause Milbank, Tweed, Hadley & McCloy LLP and Wachtell, Lipton, Rosen & Katz, respectively, to deliver legal opinions to the effect that the Offer and the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code (and Tyson, Purchaser and the Company will be included as parties to that reorganization within the meaning of Section 368(b) of the Code). In rendering these opinions, Milbank, Tweed, Hadley & McCloy LLP and Wachtell, Lipton, Rosen & Katz will rely upon representations and covenants to be made by Tyson, the Purchaser and the Company, including those contained in certificates of officers of Tyson, the Purchaser and the Company. In addition, the discussion of the material U.S. federal income tax consequences of the Offer and the Merger discussed below assumes the absence of changes in pertinent facts or law between the date of this Offer and the Effective Time. If any of those representations, covenants or assumptions is inaccurate, the tax consequences of the Offer and the Merger could differ materially from those summarized below. In addition, the ability to satisfy the supporting conditions, and therefore the federal income tax consequences of the Offer and the Merger, depend in part on facts that will not be available before the completion of the Offer and the Merger (for example, the fair market value of the Tyson Class A Common Stock delivered as consideration in the Merger). There can be no assurances that the Merger will be completed, or that the supporting conditions will be satisfied. If the supporting conditions are not satisfied, the tax consequences of the Merger could differ materially from those discussed below. Neither the Offer nor the Merger is conditioned on the delivery of the legal opinions referred to above.

   Assuming that the Offer and the Merger, taken together, are treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code (and Tyson, the Purchaser and the Company are included as parties to that reorganization within the meaning of Section 368(b) of the
Code), for federal income tax purposes:

   . A holder of Shares that has all of its Shares purchased in the Offer will recognize gain or loss, measured by the difference between the cash received and such holder's adjusted tax basis in such Shares. This gain or loss will be capital gain or loss provided such holder's Shares were held as a capital asset, and will be long-term capital gain or loss if the holder has held the Shares tendered in the Offer for more than one year at the time such Shares are purchased in the Offer.

   . A holder of Shares that exchanges all of its Shares for Tyson Class A Common Stock pursuant to the Merger will not recognize any gain or loss except gain realized with respect to cash received in lieu of fractional Shares.

   . A holder of Shares that has some of its Shares accepted for tender in the Offer and exchanges its remaining Shares for Tyson Class A Common Stock pursuant to the Merger will recognize gain (but not loss) realized in respect of any Share but not in excess of the amount of cash received or deemed received for that Share. The amount of gain realized in respect of any Share is the excess of the amount realized for that Share over the holder's tax basis in that Share. The consideration received or deemed received for any one Share, whether tendered in the Offer or the Merger, will be the amount a holder realizes which is attributable to that Share. A holder's aggregate amount realized is the sum of (i) the amount of cash the holder received pursuant to the Offer plus (ii) the fair market value of Tyson Class A Common Stock received in the Merger. The gain realized calculation must be made separately for each Share surrendered, and a loss realized on one Share may not be used to offset a gain realized on another Share. Under most circumstances, a holder's gain will be capital gain and will be long-term capital gain if the holder has held the holder's Shares for more than one year. However, for certain holders, including holders who tender only a portion of their Shares in the Offer and holders who actually or constructively own shares in Tyson (other than the Tyson Class A Common Stock to be received in the Merger) or who constructively own Shares under certain attribution rules under the Code, such gain might be treated as dividend income. Stockholders should consult their tax advisors regarding whether any gain they recognize will be capital gain or dividend income to them.

   . If a holder of Shares receives cash in lieu of fractional shares of Tyson Class A Common Stock in the Merger, the holder will be required to recognize gain or loss measured by the difference between the amount of cash received in lieu of that fractional share and the portion of the tax basis of that holder's Shares allocable to that fractional share. This gain or loss will be capital gain or loss provided such holder's Shares were held as a capital asset, and will be long-term capital gain or loss if the holder has held the Shares deemed exchanged for that fractional share of Tyson Class A Common Stock for more than one year at the Effective Time.

   . A holder of Shares will have a tax basis in Tyson Class A Common Stock received in the Merger equal to the tax basis in its Shares surrendered by that holder in the Offer and the Merger, (A) reduced by (i) any tax basis in such Shares that is allocable to fractional share interests in Tyson Class A Common Stock for which cash is received and (ii) the amount of cash received by such holder, if any, pursuant to the Offer, and (B) increased by the amount of gain, if any, recognized by such holder in the Offer (but not by gain recognized upon the receipt of cash in lieu of fractional shares of Tyson Class A Common Stock in the Merger).

   . The holding period for Tyson Class A Common Stock received in exchange for Shares in the Merger will include the holding period for Shares surrendered in exchange therefor.

   The tax consequences described above are based on factual assumptions, including the satisfaction of the supporting conditions. If those factual assumptions are not satisfied, the federal income tax consequences of the Merger to holders of Shares could differ materially from those summarized above. In particular, although holders of Shares that have Shares accepted for tender in the Offer will recognize gain for federal income tax purposes regardless of whether these factual assumptions are satisfied, the Merger may be a taxable transaction for federal income tax purposes if these factual assumptions are not satisfied.

   If the Merger is consummated but fails to be treated as part of a reorganization within the meaning of Section 368(a) of the Code (or Tyson, the Purchaser or the Company is not included as a party to that reorganization within the meaning of Section 368(b) of the Code), the Merger will be a taxable transaction for federal income tax purposes. In that event, each holder of Shares that exchanges Shares for Tyson Class A Common Stock in the Merger will recognize gain or loss measured by the difference between the fair market value of Tyson Class A Common Stock received (together with any cash received in lieu of fractional shares) and such stockholder's adjusted tax basis in the Shares exchanged in the Merger. The gain or loss will be capital gain or loss provided such Shares were held as a capital asset, and will be long-term capital gain or loss if such Shares were held for more than one year at the Effective Time.

   Pursuant to Section 12.03(c) of the Merger Agreement, at any time prior to the Effective Time, Tyson and the Company can agree to amend the Merger Agreement and require the Purchaser to merge into the Company with the Company becoming a wholly owned subsidiary of Tyson. If Tyson and the Company exercise their rights under Section 12.03(c) of the Merger Agreement, the Merger will be a taxable transaction for federal income tax purposes, with the tax consequences described in the immediately preceding paragraph.

   The federal income tax discussion set forth above is included for general information only and is based upon present law. Due to the individual nature of tax consequences, you are urged to consult your tax advisors as to the specific tax consequences to you of the Offer and the Merger, including the effects of applicable state, local or other tax laws.

   7. PRICE RANGE OF SHARES; DIVIDENDS. The Shares are listed and principally traded on the NYSE. The following table sets forth for the periods indicated the high and low sales prices per Share on the NYSE based on published financial sources.

                                            HIGH   LOW
                                           ------ ------
                        1999
                           First Quarter.. $29.31 $19.38
                           Second Quarter.  23.88  16.75
                           Third Quarter..  25.56  22.00
                           Fourth Quarter.  25.38  17.75
                        2000
                           First Quarter.. $18.50 $11.00
                           Second Quarter.  18.88  13.19
                           Third Quarter..  17.94  14.00
                           Fourth Quarter.  26.94  17.25
                        2001
                           First Quarter.. $29.31 $15.00
                           Second Quarter.  25.30  14.50

   On December 29, 2000, the last full trading day before the date Tyson, Purchaser and the Company entered into the Merger Agreement, the closing price per Share was $26.75. On June 15, 2001, the last full trading day before the announcement of the Delaware Chancery Court's opinion requiring specific performance of the Merger Agreement, the closing price per Share was $18.27. On June 26, 2001, the last full trading day before the announcement of the Stipulation, the closing price per Share was $23.01. On July 2, 2001, the last full trading day before the date of this Offer, the closing price per Share was $25.25. We urge you to obtain current market quotations for the Shares. The Company's annual per Share dividend is $0.10.

   8. CERTAIN INFORMATION CONCERNING THE COMPANY. GENERAL. The Company is a Delaware corporation, with principal executive offices at 800 Stevens Port Drive, Dakota Dunes, South Dakota 57049. The telephone number of the Company's executive offices is (605) 235-2061. The Company is one of the world's largest manufacturers of fresh meats and frozen and refrigerated food products, with 2000 annual sales of approximately $16.9 billion. The Company's five primary business segments are Beef Carcass, Beef Processing, Pork, Foodbrands America and All Other. The Beef Carcass segment reduces live fed cattle to dressed carcasses and other allied products, over 90% of which are sold to other Company segments. The Beef Processing segment produces fresh beef and processed beef products that are typically marketed in the form of boxed beef. The Pork segment reduces live hogs to fresh and processed pork products that are typically sold in the form of boxed pork. Boxed beef and pork from the Beef Processing and Pork segments are marketed mainly in the United States to grocery chains, meat distributors, wholesalers, retailers, restaurant and hotel chains, and processors who produce cured and smoked products, such as bacon, ham, luncheon meat and sausage items. The Foodbrands America segment produces frozen and refrigerated food products for the foodservice industry. The Company's All Other segment includes the Company's trucking and warehousing operations, its Canadian beef operations and hide curing and tanning operations. The Beef Carcass, Beef Processing, Pork and All Other segments are all operated under the Company's Fresh Meat division, and are sometimes referred to as Fresh Meats Operations. The Company has over 60 manufacturing locations in the United States and internationally. The Company has sales offices in North America, Europe, and Asia. The Company employs approximately 52,000 people.

   SELECTED FINANCIAL DATA. The following selected consolidated financial data relating to the Company and its subsidiaries has been taken or derived from the audited financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2000, and the unaudited financial statements contained in the Company's Form 10-Q for the 13 weeks ended March 25, 2000 and March 31, 2001. More comprehensive financial information is included in such reports and the other documents filed by the Company with the SEC, and the financial data set forth below is qualified in its entirety by reference to such reports and other documents, including the financial statements and related notes contained therein. Such reports and other documents may be obtained as described in the section captioned "Available Information" below. The selected short-term borrowings data, cash flow data and basic earnings per share data for the fiscal years ended December 28, 1996, December 27, 1997 and December 26, 1998 are derived from information provided by the Company.

                                                                                                   13 WEEKS ENDED
                                                                52/53 WEEKS ENDED                    (UNAUDITED)
                                                  ---------------------------------------------- -------------------
                                                  RESTATED RESTATED RESTATED RESTATED            RESTATED
                                                  DEC. 28, DEC. 27, DEC. 26, DEC. 25,   DEC. 30, MAR. 25,   MAR. 31,
                                                  1996(4)  1997(4)  1998(4)  1999(4)(5)   2000   2000(4)(5)  2001
                                                  -------  -------  -------   -------   -------    ------    ------
                                                          (IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Revenues (1)..................................... $12,951  $13,881  $13,735  $15,122    $16,950  $3,955     $4,127
Income before accounting
 change and extraordinary item...................     198      122      198      318        153      34         20
Net income.......................................     198      122      183      318        135      16         19

BALANCE SHEET DATA:
Total assets..................................... $ 2,174  $ 2,972  $ 3,313  $ 4,144    $ 4,426  $4,233     $4,510
Long-term debt...................................     260      635      761      790        659     710        688
Short-term borrowings............................       1      194      152      555        833     761      1,017
Stockholders' equity.............................   1,194    1,236    1,391    1,700      1,850   1,724      1,865

CASH FLOW DATA:
Cash flows from (used in) operations............. $   291  $   199  $   342  $   318    $   378  $   (3)    $ (107)
Cash flows from (used in) financing activities...     (23)     132       15      404         75      89        188
Cash flows (used in) investing activities........    (290)    (354)    (397)    (720)      (456)    (84)       (96)

EARNINGS PER SHARE DATA:
Basic earnings per share before accounting change
 and extraordinary item.......................... $  2.09  $  1.26  $  2.02  $  3.26    $  1.41  $ 0.29     $ 0.19
Accounting change (2)............................      --       --       --       --      (0.02)  (0.02)        --
Extraordinary item (3)...........................      --       --    (0.15)      --      (0.14)  (0.14)     (0.01)
Basic earnings per share.........................    2.09     1.26     1.87     3.26       1.25    0.13       0.18
Diluted earnings per share before accounting
 change and extraordinary item...................    2.06     1.20     1.86     2.96       1.40    0.29       0.19
Accounting change................................      --       --       --       --      (0.02)  (0.02)        --
Extraordinary item...............................      --       --    (0.14)      --      (0.14)  (0.14)     (0.01)
Diluted earnings per share.......................    2.06     1.20     1.72     2.96       1.24    0.13       0.18
Cash dividends per share.........................    0.10     0.10     0.10     0.10       0.10   0.025      0.025

--------
(1) Freight charges previously netted against sales have been reclassified to cost of goods sold in prior years to conform with the current year presentation.
(2) Cumulative effect of change in accounting principle, net of applicable income taxes.
(3) Extraordinary loss on extinguishment of debt, net of applicable income taxes.
(4) The financial information presented for 1996 through 1999 and the 13 weeks ended March 25, 2000 has been restated for the application of variable plan accounting for certain stock options. The impact of variable plan accounting increased (decreased) selling, general and administrative expense in fiscal years 1999, 1998, 1997 and 1996 by $(12.0) million, $11.0 million, $(1.9) million and $1.2 million, respectively. Net earnings were increased (decreased) by $10.8 million $(9.8) million, $1.8 million and $(1.1) million and earnings per diluted share by $0.11, $(0.09), $0.02 and $(0.01), respectively, in fiscal years 1999, 1998, 1997 and 1996. For the 13 weeks ended March 25, 2000, the impact of variable plan accounting decreased selling, general and administrative expense by $2.9 million and increased net income and earnings per diluted share by $2.6 million and $0.02 per share, respectively.
(5) The financial information for 1999 has also been restated to reflect $15.5 million of pre-tax adjustments for irregularities and misstatements at one of the Company's subsidiaries. These adjustments resulted in an $8.7 million increase in previously reported cost of products sold and a $6.8 million increase in selling, general and administrative expenses. The related tax impact of these adjustments of $5.9 million has also been reflected. The impact of these adjustments reduced net earnings by $9.6 million and related basic and diluted earnings per share by $0.10 and $0.09, respectively, for amounts previously reported for fiscal 1999. For the 13 weeks ended March 25, 2000, these adjustments resulted in an increase of $2,344 in previously reported cost of products sold and a $967 increase in selling, general and administrative expenses. The related tax impact of these adjustments of $1,200 has also been reflected. The impact of these adjustments reduced net earnings by $2,111 and related earnings per diluted share by $0.02 from amounts previously reported for the first quarter 2000.

   PROJECTIONS. At Tyson's request, the Company prepared, on July 2, 2001, certain updated projected financial data (the "Updated Projections") for the fiscal years 2001 through 2003 to be used by Tyson in connection with its presentations to rating agencies and financial institutions. The Updated Projections revised projections of the Company that were used by J.P. Morgan in connection with the preparation of its opinion as discussed in Section (b)(iii) of Item 4 of the Company's Schedule 14D-9. The Updated Projections include EBIT projections as follows:

                    FISCAL YEARS
-                  ---------------
ITEM               2001  2002 2003
-                  ----  ---- ----
                    (IN MILLIONS)
Foodbrands EBIT... $ 75* $141 $185
Fresh Meats EBIT**  339   392  401
Total EBIT........ $414  $533 $586

--------
 *       Includes $7 million gain on sale of assets.
** Fresh Meats EBIT includes Beef, Pork, Hides, Case Ready, Lakeside and
         Logistics/Other.

   The Updated Projections for 2001 were revised with the benefit of known results for nearly half the year, and reflects improvements in Fresh Meats (principally in Logistics/Other) and lesser performance in Foodbrands due to higher than previously expected raw material costs and higher than previously expected overhead costs and expenses. The 2002 and 2003 Updated Projections reflect enhancements in Fresh Meats performance primarily due to anticipated increases in Logistics/Other, and improved pork performance due to anticipated margin improvement. The Updated Projections for 2002 and 2003 also reflect an anticipated more difficult operating environment for Foodbrands' businesses than was previously expected, characterized by more competitive finished product pricing, with anticipated moderation in raw material pricing.

   The Updated Projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants regarding prospective financial information. In addition, the Updated Projections were not prepared with the assistance of or reviewed, compiled or examined by, independent auditors. The Updated Projections reflect numerous assumptions, all made by the Company management, with respect to industry performance, general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond the Company's control. Accordingly, there can be no assurance that the assumptions made in preparing the Updated Projections will prove accurate, and actual results may be materially greater or less than those contained in the Updated Projections. Among the specific factors contributing to the risks and uncertainties inherent in the Updated Projections are: the cost of live cattle and hogs, which depends in large part on herd size, weather, feed costs and other factors; health risks, real and perceived; other raw material costs; ability to reduce expense without sacrificing profitable revenue; labor costs; effectiveness of advertising and marketing programs; competition; and changes in laws and regulations.

   The inclusion of the Updated Projections in this Offer to Purchase should not be regarded as an indication that the Company, Tyson or Purchaser or any of the Company's, Tyson's or Purchaser's respective representatives, or respective officers and directors, consider such information to be an accurate prediction of future events or necessarily achievable. In light of the uncertainties inherent in forward looking information of any kind, we caution against reliance on such information. The Company has advised us that it does not intend to publicly update or revise the Updated Projections to reflect circumstances existing after the date when prepared or to reflect the occurrence of future events, unless required by law.

   AVAILABLE INFORMATION. The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company's directors and officers, their

                                     18.1
remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, Suite 1400, 500 W. Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or free of charge at the Web site maintained by the SEC at http://www.sec.gov.

   EXCEPT AS OTHERWISE STATED IN THIS OFFER, THE INFORMATION CONCERNING THE COMPANY CONTAINED HEREIN HAS BEEN TAKEN FROM OR IS BASED UPON REPORTS AND OTHER DOCUMENTS ON FILE WITH THE SEC OR OTHERWISE PUBLICLY AVAILABLE. ALTHOUGH WE HAVE NO KNOWLEDGE THAT WOULD INDICATE THAT ANY STATEMENTS CONTAINED HEREIN BASED UPON SUCH REPORTS AND DOCUMENTS ARE UNTRUE, WE TAKE NO RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN SUCH REPORTS AND OTHER DOCUMENTS OR FOR ANY FAILURE BY THE COMPANY TO DISCLOSE EVENTS THAT MAY HAVE OCCURRED AND MAY AFFECT THE SIGNIFICANCE OR ACCURACY OF ANY SUCH INFORMATION BUT THAT ARE UNKNOWN TO US.

   9. CERTAIN INFORMATION CONCERNING PURCHASER AND TYSON. Purchaser is a Delaware corporation incorporated on December 8, 2000, with principal executive offices at 2210 West Oaklawn Drive, Springdale, Arkansas 72762-6999. The telephone number of our principal executive offices is (501) 290-4000. To date,

                                     18.2

Purchaser has engaged in no activities other than those incident to Purchaser's formation, the commencement of a previous tender offer for the Shares, which tender offer terminated on February 28, 2001 and the commencement of the Offer. Purchaser is a wholly owned subsidiary of Tyson.

   Tyson is a Delaware corporation with principal executive offices at 2210 West Oaklawn Drive, Springdale, Arkansas 72762-6999. The telephone number of Tyson's executive offices is (501) 290-4000. Tyson and its various subsidiaries produce, distribute and market chicken, Mexican foods, prepared foods, animal and pet food ingredients and live swine. Tyson's goal is to be the undisputed world leader in growing, processing and marketing chicken and chicken-based food products. Tyson is a totally integrated poultry company. Tyson is able to breed into its flocks the natural characteristics found to be most desirable. Tyson's integrated operations consist of breeding and rearing chickens, as well as the processing, further-processing and marketing of these food products. Tyson's products are marketed and sold to national and regional grocery chains, regional grocery wholesalers, clubs and warehouse stores, military commissaries, industrial food processing companies, national and regional chain restaurants or their distributors, international export companies and domestic distributors who service restaurants, foodservice operations such as plant and school cafeterias, convenience stores, hospitals and other vendors. Sales are made by Tyson's sales staffs located in Springdale, Arkansas, in regions throughout the United States and in several foreign countries. Additionally, sales to the military and a portion of sales to international markets are made through independent brokers and trading companies. Tyson is a fully-integrated producer, processor and marketer of a variety of food products. Tyson presently identifies segments based on the products offered and the nature of customers, resulting in four reported business segments: Food Service, Consumer Products, International and Swine. Tyson commenced business in 1935, was incorporated in Arkansas in 1947, and was reincorporated in Delaware in 1986.
   Originally, Tyson was a producer and distributor of fresh chicken. Tyson developed a strategy to reduce the impact of the commodity market on the fresh chicken business through value-enhancement. As the industry leader in value-enhanced chicken products, Tyson utilizes national and regional advertising, special promotions and brand identification, and meets the varying demands of its customers through capital expenditures and strategic acquisitions. With further-processed chicken products, grain costs as a percentage of total product costs are reduced because of the value added to the products by cutting, deboning, cooking, packaging and/or freezing the chicken.
   Tyson's farrow to finish swine operations, which include genetic and nutritional research, breeding, farrowing and feeder pig finishing and the marketing of live swine to regional and national packers, are conducted in Arkansas, Missouri and Oklahoma. Tyson sold approximately 2 million head of feeder pigs and market weight live swine in fiscal 2000.
   Tyson's other groups include Mexican Original, Culinary Foods and Mallard's Food Products which produce flour and corn tortilla products and specialty pasta and meat dishes, for restaurants, airlines and other major customers. Tyson's wholly owned subsidiary, Cobb-Vantress, supplies chicken breeding stock. Tyson's World Resources subsidiary trades agricultural goods worldwide. Additionally, Tyson's by-products operations convert inedible chicken by-products into high-grade pet food and animal feed ingredients.

   The name, business address, principal occupation or employment, five year employment history and citizenship of each director and executive officer of Tyson and Purchaser and certain other information are set forth on Schedule I hereto. Except as set forth in this Offer, during the past two years, none of us, nor, to our best knowledge, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer, none of the persons listed in Schedule I, nor any of their respective associates or majority-owned subsidiaries, beneficially owns any securities of the Company. Except as set forth in this Offer, there have been no contacts, negotiations or transactions between us or any of our subsidiaries or, to our best knowledge, any of the persons listed in Schedule I to this Offer, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Except as described in Schedule I, none of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

   As of the date of this Offer to Purchase, Tyson beneficially owns 574,200 Shares, representing less than 1% of the outstanding Shares. There have been no transactions in the Shares by Tyson effected in the past 60 days.

   On December 5, 2000, Tyson announced that it expected to resume purchases under its ongoing corporate stock repurchase program. Since December 4, 2000, the day Tyson announced its proposal to acquire the Company, Tyson has repurchased approximately 2.7 million shares of Tyson Class A Common Stock in the open market at prices ranging from $9.97 to $12.72 per share. During fiscal 2000 Tyson repurchased 4.0 million shares of Tyson Class A Common Stock under this program. Depending on market conditions and the price for Tyson Class A Common Stock, and subject to applicable SEC rules and regulations, including without limitation Regulation M, Tyson may continue to purchase, from time to time, shares of Tyson Class A Common Stock in the open market.

   SELECTED FINANCIAL DATA. The following selected consolidated financial data relating to Tyson and its subsidiaries has been taken or derived from the audited financial statements contained in the Tyson's Form 10-K for fiscal years ended September 27, 1997, October 3, 1998 and September 30, 2000 and the unaudited financial statements contained in the Tyson's Form 10-Q for the six months ended April 1, 2000 and March 31, 2001. More comprehensive financial information is included in such reports and the other documents filed by Tyson with the SEC, which are incorporated by reference in this Offer to Purchase. Such reports and other documents may be obtained as described in the section captioned "Available Information" below. Tyson's book value per share on March 31, 2001 was $9.63.

                                                                                               26 WEEKS ENDED
                                                           52/53 WEEKS ENDED                     (UNAUDITED)
                                          --------------------------------------------------- ------------------
                                          SEPT. 28, SEPT. 27, OCTOBER 3, OCTOBER 2, SEPT. 30, APRIL 1, MARCH 31,
                                           1996      1997      1998       1999       2000      2000     2001
                                           ------    ------     ------     ------    ------    ------   ------
                                                   (IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Revenues................................. $6,454    $6,356    $7,414     $7,363     $7,158    $3,570   $3,571
Income before minority interest..........     84       186        25        242        151        99       20
Net income...............................     87       186        25        230        151        93       21

BALANCE SHEET DATA:
Total assets............................. $4,544    $4,411    $5,242     $5,083     $4,854    $4,917   $4,871
Long-term debt...........................  1,806     1,558     1,967      1,515      1,357     1,526    1,448
Short-term borrowings....................    169       132       162        289        185       144      155
Shareholders' equity.....................  1,542     1,621     1,970      2,128      2,175     2,153    2,139

CASH FLOW DATA:
Cash flows from operations............... $  173    $  541    $  496     $  547     $  587    $  299   $  172
Cash flows from (used in)
 financing activities....................     52      (418)      (27)      (395)      (366)     (200)      13
Cash flows (used in) investing activities   (222)     (136)     (446)      (166)      (206)      (97)    (145)

EARNINGS PER SHARE DATA:
Basic.................................... $ 0.40    $ 0.86    $ 0.11     $ 1.00     $ 0.67    $ 0.41   $ 0.09
Diluted.................................. $ 0.40    $ 0.85    $ 0.11     $ 1.00     $ 0.67    $ 0.41   $ 0.09

CASH DIVIDENDS PER SHARE:
Class A Common Stock..................... $0.080    $0.095    $0.100     $0.115     $0.160    $0.080   $0.080
Class B Common Stock..................... $0.072    $0.086    $0.090     $0.104     $0.144    $0.072   $0.072

RATIO OF EARNINGS TO FIXED CHARGES.......                                  3.23       2.63      3.03     1.46

--------
1. The results for 2000 include a $24 million pretax charge for bad debt writeoff related to the January 31, 2000 bankruptcy filing of AmeriServe Food Distribution, Inc. and a $9 million pretax charge related to Tyson de Mexico losses.
2. The results for 1999 include a $77 million pretax charge for loss on a sale of assets and impairment write-downs.
3. Significant business combination accounted for as a purchase: Hudson Foods, Inc. on January 9, 1998.
4. The results for 1998 include a $215 million pretax charge for asset impairment and other charges.
5. For the purposes of calculating the ratio of earnings to fixed charges, "earnings" consist of income from continuing operations before income taxes and fixed charges (excluding capitalized interest). "Fixed charges" consist of (i) interest on indebtedness, whether expensed or capitalized, but excluding interest to fifty-percent-owned subsidiaries (ii) that portion of rental expense Tyson believes to be representative of interest (one-third of rental expense) and (iii) amortization of debt discount and expenses.

   AVAILABLE INFORMATION. Tyson is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Tyson is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of its securities and any material interests of such persons in transactions with Tyson. Such reports, proxy statements and other information should be available for inspection and copying at the offices of the SEC in the same manner as set forth herein with respect to the Company in "Certain Information Concerning the Company--Available Information" and the library of the NYSE, 20 Broad Street, New York, New York 10005.

   10. CERTAIN COMPARATIVE AND PRO FORMA INFORMATION.

   COMPARATIVE PER SHARE DATA. The following table sets forth, for each of the periods indicated, income per share from continuing operations and book value per share separately for Tyson and the Company on a historical basis, for Tyson on a historical pro forma combined basis and on a historical pro forma combined basis per Company equivalent share. The information in the table below should be read in conjunction with the historical financial statements of the corporations referred to in this Offer to Purchase in the sections captioned "Selected Financial Data" of each of Tyson and the Company.

   We used an assumed exchange ratio of 2.381 and 1.948, the maximum and minimum exchange ratio that could be applied in the Merger, in computing the unaudited historical pro forma combined and unaudited equivalent pro forma combined per share data. See "Merger Agreement and Voting Agreement--The Merger Agreement."

   The Tyson pro forma data was derived by combining the unaudited historical consolidated financial information of Tyson and the Company using the purchase method of accounting for business combinations in accordance with U.S. generally accepted accounting principles.

   The Company's unaudited equivalent pro forma per share data shows the effect of the Merger from the perspective of an owner of Shares. The information was computed by multiplying the Tyson/Company historical pro forma information by the assumed exchange ratio of 2.381 and 1.948, the high and low ends of the exchange ratio in the Merger, and then multiplying the result by 49.9%, which represents the percentage of the total outstanding number of Shares that will be converted into Tyson Class A Common Stock in the Merger. The remaining 50.1% of the Shares will be purchased by Tyson for cash pursuant to the Offer or are already owned by Tyson.

   The unaudited historical pro forma combined per share data may not be indicative of the operating results or financial position that would have occurred if the Merger had been consummated at the beginning of the periods indicated, and may not be indicative of future operating results or financial position.

   The information in the table below should be read in conjunction with the historical financial statements referred to in the sections captioned "Selected Financial Data" of each of Tyson and the Company.

Tyson Historical Per Share (Twenty-six weeks ended and as of March 31, 2001)
   Earnings per share
       Basic...................................................................... $ 0.09
       Diluted....................................................................   0.09
   Cash Dividends
       Class A....................................................................  0.080
       Class B....................................................................  0.072
   Book Value.....................................................................   9.63

Tyson Historical Per Share (Fifty-two weeks ended and as of September 30, 2000)
   Earnings per share
       Basic...................................................................... $ 0.67
       Diluted....................................................................   0.67
   Cash dividends
       Class A....................................................................  0.160
       Class B....................................................................  0.144
   Book Value.....................................................................   9.67

Company Historical Per Share (Fifty-three weeks ended and as of December 30, 2000)
   Earnings per share before accounting change and extrordinary loss
       Basic...................................................................... $ 1.41
       Diluted....................................................................   1.40
   Cash dividends.................................................................   0.10
   Book Value.....................................................................  17.27


Company Historical Per Share (Thirteen weeks ended and as of March 31, 2001)
   Earnings per share before accounting change and extraordinary loss
       Basic................................................................ $ 0.19
       Diluted.............................................................. $ 0.19
   Cash Dividends........................................................... $0.025
   Book Value............................................................... $17.40

                                                                                             ASSUMED
                                                                                        EXCHANGE RATIO OF
                                                                                         ---------------
                                                                                         2.381     1.948
                                                                                        ------    ------
Tyson/Company Historical Pro Forma Per Share (Twenty-six weeks ended and as of
  March 31, 2001)
   Earnings (loss) per share before accounting change and extraordinary loss
       Basic........................................................................... $(0.03)   $(0.03)
       Diluted.........................................................................  (0.03)    (0.03)
   Cash Dividends
       Class A.........................................................................  0.043     0.046
       Class B.........................................................................  0.072     0.072
   Book Value..........................................................................   9.54     10.22

Tyson/Company Historical Pro Forma Per Share (Fifty-two weeks ended September 30, 2000)
   Earnings per share before accounting change and extraordinary loss..................
       Basic........................................................................... $ 0.84    $ 0.90
       Diluted.........................................................................   0.84      0.90
   Cash dividends
       Class A.........................................................................  0.085     0.091
       Class B.........................................................................  0.144     0.144

Unaudited Equivalent Historical Pro Forma Per Share for the Company (Twenty-six weeks ended and as of March 31, 2001)
   Earnings (loss) per share before accounting change and extraordinary loss
       Basic........................................................................... $(0.04)   $(0.03)
       Diluted.........................................................................  (0.04)    (0.03)
   Cash dividends......................................................................  0.051     0.045
   Book Value..........................................................................  11.33      9.93

Unaudited Equivalent Historical Pro Forma Per Share for the Company (Fifty-two weeks ended September 30, 2000)
   Earnings per share before accounting change and extraordinary loss
       Basic........................................................................... $ 1.00    $ 0.87
       Diluted.........................................................................   0.99      0.87
   Cash dividends......................................................................  0.101     0.088

   PRO FORMA FINANCIAL INFORMATION. The following Unaudited Pro Forma Combined Condensed Balance Sheet at March 31, 2001 (the "Pro Forma Balance Sheet") and the Unaudited Pro Forma Combined Condensed Statement of Income for the fiscal year ended September 30, 2000 and the Unaudited Pro Forma Combined Condensed Statement of Income for the six months ended March 31, 2001 (the "Pro Forma Income Statements" and, together with the Pro Forma Balance Sheet, the "Pro Forma Financial Statements") are presented using the purchase method of accounting to give effect to the Merger and reflect the combination of consolidated historical financial data of the Company and Tyson.

   The Pro Forma Balance Sheet is derived from the unaudited financial statements of Tyson contained in Tyson's Quarterly Report on Form 10-Q for the six months ended March 31, 2001 (the "Tyson 10-Q") and the unaudited financial statements of the Company contained in the Company's Quarterly Report on Form 10-Q for the 13 weeks ended March 31, 2001 (the "Company 10-Q") and is presented as if the Merger had occurred on March 31, 2001. The Unaudited Pro Forma Combined Condensed Income Statement for the fiscal year ended September 30, 2000 has been derived from the audited financial statements of Tyson contained in the Tyson 10-K and the unaudited financial statements of the Company contained in the Company's restated historical financial statements contained in the Company's Annual Report on Form 8-K, dated November 3, 2000, as amended, and the Company's restated historical unaudited financial statements contained in the Company's Quarterly Reports on Form 10-Q, (the "Company 10-Qs"), and is presented as if the Merger had occurred on October 3, 1999. The Unaudited Pro Forma Combined Condensed Income Statement for the six months ended March 31, 2001 has been derived from the unaudited financial statements of Tyson contained in the Tyson 10-Q and the financial statements and information of the Company contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2000 and in the Company 10-Q and the Company Restated 10-Q.

   The pro forma adjustments reflected in the Pro Forma Financial Statements represent estimated values and amounts based on available information regarding the Company's assets and liabilities. The actual adjustments that will result from the Merger will be based on further evaluations and may differ substantially from the adjustments presented herein. The Pro Forma Financial Statements are presented for illustrative purposes only and are not necessarily indicative of the financial position or operating results that would have been achieved had the Merger been consummated as of the dates indicated or of the results that may be obtained in the future.

   The Pro Forma Financial Statements should be read in conjunction with the accompanying notes and the historical financial statements of the corporations incorporated by reference or referred to in this Offer to Purchase in the sections captioned "Selected Financial Data" of each of Tyson and the Company.

                               TYSON FOODS, INC.

             UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

                                MARCH 31, 2001
                           (IN MILLIONS OF DOLLARS)

                                                          (A)          (B)         (C)      (A)+(B)+(C)
                                                                                     PRO FORMA
                                                       TYSON FOODS,           -------------------------
                                                         INC.       IBP, INC.  ADJUSTMENTS   COMBINED
                                                         --------   --------    ---------    ---------
ASSETS
Current Assets:
   Cash and cash equivalents.......................... $   83.5     $   14.7  $      --     $    98.2
   Accounts receivable................................    502.5        644.3         --       1,146.8
   Inventories........................................    958.5        943.3         --       1,901.8
   Other current assets...............................     58.6         94.0         --         152.6
                                                       --------     --------  ---------     ---------
       Total current assets...........................  1,603.1      1,696.3         --       3,299.4
                                                       --------     --------  ---------     ---------
   Net property, plant and equipment..................  2,092.3      1,681.5         --       3,773.8
   Excess of investments over net assets acquired.....    921.6           --    2,001.2 (1)   2,922.8
   Identifiable intangibles...........................       --           --       25.0 (1)      25.0
   Goodwill...........................................       --        954.0     (954.0)(1)        --
   Other assets.......................................    254.0        178.5      (12.9)(6)     356.1
                                                                                  (67.0)(7)
                                                                                    3.5 (8)
                                                       --------     --------  ---------     ---------
       Total Assets................................... $4,871.0     $4,510.3  $   995.8     $10,377.1
                                                       ========     ========  =========     =========
    LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
   Notes payable...................................... $   81.8     $1,012.0  $      --     $ 1,093.8
   Current portion of long-term debt..................     73.1          5.3         --          78.4
   Trade accounts payable.............................    327.4        404.3         --         731.7
   Other accrued liabilities..........................    387.6        356.4         --         744.0
                                                       --------     --------  ---------     ---------
       Total current liabilities......................    869.9      1,778.0         --       2,647.9
                                                       --------     --------  ---------     ---------
   Long-term debt.....................................  1,447.6        687.7    1,676.1 (2)   3,811.4
   Deferred income taxes..............................    366.7        179.5         --         546.2
   Other liabilities..................................     48.1           --         --          48.1
Shareholders' Equity:
   Class A common ctock...............................     13.8          5.5       (5.5)(3)      26.4
                                                                                   12.6 (4)
   Class B common stock...............................     10.3           --         --          10.3
   Capital in excess of par value.....................    734.6        443.6     (443.6)(3)   1,903.3
                                                                                1,152.5 (4)
                                                                                   16.2 (5)
   Retained earnings..................................  1,719.6      1,497.6   (1,497.6)(3)   1,719.6
   Accumulated other comprehensive income.............    (17.6)       (19.7)      19.7 (3)     (14.1)
                                                                                    3.5 (8)
                                                       --------     --------  ---------     ---------
                                                        2,460.7      1,927.0     (742.2)      3,645.5
   Treasury stock.....................................    314.6         61.9      (61.9)(3)     314.6
   Unamortized deferred compensation..................      7.4           --         --           7.4
                                                       --------     --------  ---------     ---------
       Total shareholders' equity.....................  2,138.7      1,865.1     (680.3)      3,323.5
                                                       --------     --------  ---------     ---------
       Total liabilities and shareholders' equity..... $4,871.0     $4,510.3  $   995.8     $10,377.1
                                                       ========     ========  =========     =========

                            See accompanying notes.

                               TYSON FOODS, INC.

          UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME

                     FISCAL YEAR ENDED SEPTEMBER 30, 2000
              (IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                    (A)         (B)        (C)     (A)+(B)+(C)
                                                                              PRO FORMA
                                                   TYSON               -----------------------
                                                 FOODS, INC. IBP, INC. ADJUSTMENTS COMBINED
                                                  --------   ---------   -------    ---------
Sales........................................... $7,157.8    $16,674.7 $    --     $23,832.5
Cost of sales...................................  6,043.4     15,630.6      --      21,674.0
                                                 --------    --------- -------     ---------
                                                  1,114.4      1,044.1      --       2,158.5
Expenses:
   Selling, general and administrative..........    765.9        552.0    50.0 (1)   1,335.6
                                                                           1.7 (2)
                                                                         (34.0)(3)
                                                 --------    --------- -------     ---------
Operating income................................    348.5        492.1   (17.7)        822.9
Other expenses:
   Interest.....................................    115.0         83.2   117.3 (4)     315.5
   Other........................................     (1.2)        31.3      --          30.1
                                                 --------    --------- -------     ---------
Income before taxes on income, accounting change
  and extraordinary loss........................    234.7        377.6  (135.0)        477.3
Provision for income taxes......................     83.5        142.1   (44.6)(5)     181.0
Minority interest...............................       --           --      --            --
                                                 --------    --------- -------     ---------
Net income before accounting change and
  extraordinary loss............................ $  151.2    $   235.5 $ (90.4)    $   296.3
                                                 ========    ========= =======     =========
Weighted average shares outstanding
   Basic........................................    225.0        105.9                 351.5
   Diluted......................................    226.0        107.1                 354.7
Earnings per share before accounting change and
  extraordinary loss
   Basic........................................ $   0.67    $    2.22             $    0.84
   Diluted...................................... $   0.67    $    2.20             $    0.84


                            See accompanying notes.

                               TYSON FOODS, INC.

          UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME

                        SIX MONTHS ENDED MARCH 31, 2001
              (IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                      (A)         (B)       (C)      (A)+(B)+(C)
                                                                                PRO FORMA
                                                     TYSON               -----------------------
                                                   FOODS, INC. IBP, INC. ADJUSTMENTS  COMBINED
                                                    --------   --------    ------     ---------
Sales............................................. $3,570.8    $8,537.6  $   --      $12,108.4
Cost of sales.....................................  3,093.7     8,099.7      --       11,193.4
                                                   --------    --------  ------      ---------
                                                      477.1       437.9      --          915.0
Expenses:
   Selling, general and administrative............    386.0       360.1    25.0 (1)      754.9
                                                                            0.8 (2)
                                                                          (17.0)(3)
                                                   --------    --------  ------      ---------
Operating income..................................     91.1        77.8    (8.8)         160.1
Other expenses:
   Interest.......................................     55.3        50.2    58.7 (4)      164.2
   Other..........................................      5.0        (6.9)     --           (1.9)
                                                   --------    --------  ------      ---------
Income (loss) before taxes on income, accounting
  change and extraordinary loss...................     30.8        34.5   (67.5)          (2.2)
Provision for income taxes........................     10.7        20.8   (22.3)(5)        9.2
Minority interest.................................     (0.8)         --      --           (0.8)
                                                   --------    --------  ------      ---------
Net income (loss) before accounting change and
  extraordinary loss.............................. $   20.9    $   13.7  $(45.2)     $   (10.6)
                                                   ========    ========  ======      =========
Weighted average shares outstanding
   Basic..........................................    222.2       106.0                  348.2
   Diluted........................................    222.6       107.2                  351.3
Earnings (loss) per share before accounting change
  and extraordinary item
   Basic.......................................... $   0.09    $   0.13              $   (0.03)
   Diluted........................................ $   0.09    $   0.13              $   (0.03)


                            See accompanying notes.

         NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

(1) To record the excess of purchase price over net assets acquired as follows (in millions):

Purchase consideration:
   Cash paid for 50.1% of outstanding Shares (52,538,317 shares at $30).................           $1,576.1
   Tyson Class A Common Stock issued for 49.9% of the outstanding Shares based upon an average trading price of $12.60, which is the lower end of the range of $12.60 to $15.40 of Tyson's average trading price of Tyson Class A Common
     Stock set forth in the Merger Agreement (52,900,490 x 2.381 at $9.25)..............            1,165.1
Estimated acquisition expenses..........................................................              167.0
IBP stock options converted to Tyson stock options......................................               16.2
IBP stock currently owned by Tyson......................................................               12.9
                                                                                                   --------
       Total acquisition consideration..................................................           $2,937.3
                                                                                                   ========
Total purchase price                                                                               $2,937.3
 Less:
   Book value of the Company's net assets acquired...................................... $1,865.1
   To eliminate the Company's goodwill..................................................   (954.0)
                                                                                         --------
Estimated fair value of the assets of the Company acquired less liabilities assumed
  (a), (b), and (c).....................................................................             (911.1)
Identifiable intangible assets (a) and (b)..............................................              (25.0)
                                                                                                   --------
Excess of purchase price over net assets acquired.......................................           $2,001.2
                                                                                                   ========

(a) Based upon currently available information Tyson has assumed for purposes of these Unaudited Pro Forma Financial Statements that the book value of the Company's tangible assets and liabilities approximate their fair value. Tyson is in the process of performing a detailed analysis of the fair values of the assets of the Company acquired and liabilities assumed. Based upon this detailed analysis, which has not yet been completed, the allocation of the excess purchase price over the book value of the Company may be further refined. This may result in a portion of the purchase price being further allocated to property, plant and equipment and other identifiable intangible assets with the remainder, representing excess of investments over net assets acquired, constituting goodwill. Tyson anticipates completing this detailed analysis in fiscal 2002.

    On June 29, 2001, the Financial Accounting Standards Board ("FASB'') approved the final standards resulting from its deliberations on the business combinations project. The FASB will issue Financial Accounting Standards No. 141 BUSINESS COMBINATIONS, and No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS, in the latter half of July.

    Statement 141 includes the criteria for the recognition of intangible assets separately from goodwill, is effective for any business combination accounted for by the purchase method that is completed after June 30, 2001. Statement 142, which includes the requirements to test goodwill and indefinite lived intangible assets for impairment rather than amortize them, will be effective fro fiscal years beginning after December 15, 2001 with early adoption permitted for companies with fiscal years beginning after March 15, 2001, provided they have not yet issued their first quarter financial statements. In all cases, Statement 142 must be adopted as of the beginning of a fiscal year. The pro forma adjustments represent the current estimate of additional amortization based upon current available information for purposes of these Unaudited Pro Forma Financial Statements.

(b) Based upon the Company's Form 10-K for the fiscal year ended December 30, 2000, this amount represents identifiable assets, primarily registered trademarks, which will be amortized on a straight line basis over their estimated useful lives of fifteen years.

(c) Tyson is in the process of performing a detailed analysis and measurement of preacquisition contingencies, primarily related to environmental matters, assumed. Tyson anticipates completing this detailed analysis in fiscal 2002. This may result in additional excess of investments over net assets acquired, i.e. goodwill.

(2) To reflect incremental additional debt required to finance the acquisition. The amounts reflect the additional borrowings that will be required to purchase the Shares for cash of $1,576 million plus estimated remaining, unfunded acquisition costs of $100 million. A portion of the Company's debt may be retired and replaced with new debt.

(3) To eliminate the Company's stockholders equity balances.

(4) To reflect the incremental shares of Tyson Class A Common Stock to be issued for the acquisition based upon the maximum exchange ratio in the Merger Agreement of 2.381.

(5) To record the fair market value of the Company's stock options converted to Tyson stock options.

(6) To reclassify shares of the Company's stock currently owned by Tyson.

(7) To reclassify termination and other fees paid.

(8) To reclassify unrealized loss on the Company's shares currently owned by Tyson in order to reflect historical cost in the purchase price.

     NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME

(1) To reflect amortization of the excess of purchase price over net assets acquired associated with the acquisition over forty years.

(2) To reflect amortization of identifiable intangible associated with the acquisition over fifteen years.

(3) To reverse the Company's amortization on existing goodwill.

(4) To reflect increased interest expense resulting from the acquisition debt of $1,676 million based on an assumed interest rate of 7% representing Tyson's expected incremental interest rate for debt related to the acquisition. The effect of a 1/8% change in the interest rate is equal to approximately $2.1 million.

(5) To reflect the net tax benefit resulting from the additional interest expense at Tyson's statutory tax rates of 38%.

(6) The following schedule conforms the Company's most recent fiscal year to Tyson's fiscal year ended September 30, 2000 (in millions):

                                      (A)       (B)       (C)    (A)-(B)+(C)
                                   RESTATED  RESTATED  RESTATED  UNAUDITED
                                   52 WEEKS  UNAUDITED UNAUDITED 52 WEEKS
                                     ENDED   39 WEEKS  39 WEEKS    ENDED
                                   12/25/99    ENDED     ENDED    9/30/00
Sales............................. $15,121.8 $10,985.8 $12,538.7 $16,674.7
Cost of sales.....................  14,126.7  10,260.6  11,764.5  15,630.6

                                   --------- --------- --------- ---------
                                       995.1     725.2     774.2   1,044.1
Expenses:
   Selling, general and
     administrative...............     440.5     310.9     422.4     552.0

                                   --------- --------- --------- ---------
Operating income..................     554.6     414.3     351.8     492.1
Interest expense..................      67.8      48.7      64.1      83.2
Other expense.....................        --        --      31.3      31.3

                                   --------- --------- --------- ---------
Income before taxes on income,
  accounting change and
  extraordinary loss..............     486.8     365.6     256.4     377.6
Provision for income taxes........     168.9     124.3      97.5     142.1

                                   --------- --------- --------- ---------
Net income before accounting
  change and extraordinary loss... $   317.9 $   241.3 $   158.9 $   235.5

                                   ========= ========= ========= =========

(7) The following schedule conforms the Company's most recent interim period to Tyson's twenty-six weeks ended March 31, 2001 (in millions):

                                       (A)        (B)       (C)    (A)-(B)+(C)
                                    53 WEEKS   RESTATED  13 WEEKS  26 WEEKS
                                      ENDED    39 WEEKS    ENDED     ENDED
                                    12/30/2000   ENDED   3/31/2001 3/31/2001
 Sales............................. $16,949.8  $12,538.7 $4,126.5  $8,537.6
 Cost of sales.....................  15,913.3   11,764.5  3,950.9   8,099.7

                                    ---------  --------- --------  --------
                                      1,036.5      774.2    175.6     437.9
 Expenses:
    Selling, general and
      administrative...............     658.2      422.4    124.3     360.1

                                    ---------  --------- --------  --------
 Operating income..................     378.3      351.8     51.3      77.8
 Interest expense..................      88.3       64.1     26.0      50.2
 Other expense.....................      31.3       31.3     (6.9)     (6.9)

                                    ---------  --------- --------  --------
 Income before taxes on income,
   accounting change and
   extraordinary loss..............     258.7      256.4     32.2      34.5
 Provision for income taxes........     106.0       97.5     12.3      20.8

                                    ---------  --------- --------  --------
 Net income before accounting
   change and extraordinary loss... $   152.7  $   158.9 $   19.9  $   13.7

                                    =========  ========= ========  ========

   FORWARD LOOKING STATEMENTS. This Offer to Purchase, including information included or incorporated by reference in this document, contains certain forward-looking statements concerning the financial condition, results of operations and business of Tyson following the consummation of the Merger, the anticipated financial and other benefits of the Merger and the plans and objectives of Tyson's management following the Merger, including, without limitation, statements relating to the cost savings expected to result from the Merger, anticipated results of operations of the combined companies following the Merger, projected earnings per share of the combined companies following the Merger and the restructuring charges estimated to be incurred in connection with the Merger. Generally, the words "will," "may," "should," "continue," "believes," "expects," "intends," "anticipates" or similar expressions identify forward-looking statements.

   These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:

   . the risk that Tyson and the Company will not successfully integrate their combined operations;

   . the risk that Tyson and the Company will not realize estimated synergies;

   .   unknown costs relating to the proposed transaction;

   . risks associated with the availability and costs of financing, including cost increases due to rising interest rates;

   . fluctuations in the cost and availability of raw materials, such as feed grain costs;

   .   the impact of weather on the supply and cost of raw materials;

   . changes in availability and relative costs of labor and contract growers;

   . market conditions for finished products, including the supply and pricing of alternative proteins;

   .   effectiveness of advertising and marketing programs;

   . changes in regulations and laws, including changes in accounting standards, environmental laws, and occupational, health and safety laws;

   . access to foreign markets together with foreign economic conditions, including currency fluctuations;

   .   the effect of, or changes in, general economic conditions; and

   .   adverse results from ongoing litigation.

   Tyson undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. See "Where You Can Find More Information" below.
   11. SOURCE AND AMOUNT OF FUNDS. We will need approximately $1.7 billion to purchase the number of Shares representing, together with Shares owned by Tyson, 50.1% of the outstanding Shares pursuant to the Offer and to pay related fees and expenses. In addition, we will need approximately $1.1 million to repay certain indebtedness of the Company. We will obtain such funds from Tyson's general corporate funds and also from Tyson's existing and new credit facilities. Tyson has received proposals from various financial institutions to provide a new $3.0 billion revolving credit facility, which when combined with availability under its existing $1.0 billion revolving credit facility, would support aggregate borrowings, as of June 29, 2001, of approximately $3.5 billion. If we are unable to consummate the foregoing financing arrangements, we will seek alternative financing. Following the closing of the transaction, Tyson will seek to refinance all or a portion of these credit facilities through the negotiation of (i) a new permanent credit facility, (ii) the issuance of private or public debt securities and/or (iii) an asset-backed securitization transaction. However, the decision whether or not to affect such refinancing and the timing and nature of such refinancing will depend on a number of factors, including, market conditions, interest rates and interest rate spreads and the availability of alternative financing.

   12. BACKGROUND OF THE OFFER. As part of the continuous evaluation of its businesses and plans, Tyson regularly considers a variety of strategic options and transactions. In recent years, as part of this process, Tyson has evaluated various alternatives for expanding its business, including through acquisitions and including discussions with the Company from time to time.

   On October 2, 2000, the Company and Donaldson, Lufkin & Jenrette, Inc. ("DLJ") jointly announced that Rawhide Holdings Corporation, a wholly owned subsidiary of DLJ Merchant Banking Partners III, L.P., a private equity fund affiliated with DLJ, had entered into a merger agreement to acquire the outstanding Shares in a transaction whereby each Share would be converted into the right to receive $22.25 in cash (the "Rawhide Agreement").

   On October 27, 2000, Brandes Investment Partners, L.P., Brandes Investment Partners Inc., Brandes Holdings, L.P., Charles H. Brandes, Glenn R. Carlson and Jeffrey A. Busby, together the holders of 9.12% of the outstanding Shares, disclosed in a public filing with the SEC their intention to vote against the merger proposed by the Rawhide Agreement and to consider asserting their appraisal rights under Delaware law.

   On November 13, 2000, Smithfield Foods, Inc. ("Smithfield") announced in a public filing with the SEC its offer to acquire the outstanding Shares for $25.00 a Share payable in Smithfield common stock. Also, on November

                                     31.1

13, 2000, the Special Committee announced that it would begin discussions with Smithfield. Thereafter, on November 16, 2000, the Company and Smithfield announced that they entered into a confidentiality agreement.

   On November 21, 2000, John Tyson, Chairman, President and Chief Executive Officer of Tyson, contacted Richard Bond, President of the Company, and inquired as to whether there might be any interest in discussing a combination of the Company with Tyson. As a follow-up to this conversation, John Tyson and other senior Tyson executives initiated a meeting with Robert Peterson, Chairman and Chief Executive Officer of the Company, and Mr. Bond on November 24, 2000. During the subsequent week, Mr. Tyson initiated other conversations with both Mr. Peterson and Mr. Bond.

   On December 4, 2000, Tyson sent the following letter to the Special
Committee:

          Special Committee of the Board of Directors of IBP, inc. 800 Stevens Port Drive
          Dakota Dunes, South Dakota 7049
          Attn: Ms. Jo Ann R. Smith, Chairperson

   Tyson Foods, Inc. proposes the following transaction with IBP:

      Tyson will acquire all outstanding common stock of IBP in a two-step merger pursuant to a definitive agreement in which IBP stockholders receive cash and Tyson Class A Common Stock valued at $26.00 for each share of IBP common stock. To effect the transaction, Tyson will first commence a cash tender offer for 50.1% of outstanding IBP common stock. After conclusion of the tender offer, Tyson will effect a merger in which each remaining share of IBP common stock will be converted into $26.00 of Tyson Class A Common Stock, subject to a maximum exchange ratio of 2.063 Tyson shares and a minimum exchange ratio of 1.688 Tyson shares per IBP share.

   Our proposal provides a 42% premium over the closing price of IBP on September 29, 2000, the last trading day prior to announcement of the Rawhide transaction.

   Our transaction is clearly superior to the Smithfield and Rawhide offers for the following reasons:

   .   We provide higher absolute value for each IBP share.

   . IBP stockholders will receive one-half of total consideration promptly in cash under the tender offer. Our proposal is not subject to any financing condition. The Smithfield proposal contains no cash consideration and will take significantly longer to complete. The Rawhide proposal offers no equity participation and requires financing.

   . Our equity component is compelling. The transaction is instantly accretive to Tyson, before synergies, and offers even stronger cash-flow characteristics. In addition, the combined company will be better positioned in the highly competitive food industry.

   . Our proposal avoids significant regulatory risk. As observed in your letter to Smithfield, their proposal will cause strict regulatory scrutiny and likely require significant asset divestiture. Numerous regulators, politicians and farm advocacy groups have already expressed opposition to the Smithfield combination. The resulting uncertainty and expected delay is detrimental to both IBP and the ultimate value to be received by your stockholders.

   . Finally, the resulting company will be the world's leading supplier of chicken, beef and pork. We offer complementary products, operations and philosophies, and look forward to working with Bob Peterson and Dick Bond. We will combine these companies only in ways that create strength and do not anticipate any significant reduction in employment levels.

   Our transaction is intended to qualify as a tax-free reorganization under
Section 368(a) of the Internal Revenue Code such that the stock portion of consideration would be tax-free to IBP stockholders.

   We expect IBP employee stock options will be converted into Tyson's stock options on a basis consistent with the overall valuation received by IBP stockholders in the second-step merger portion of the transaction.

   This proposal is subject to completion of a quick, confirmatory due diligence review and negotiation of a definitive merger agreement. Tyson is prepared to enter into a confidentiality agreement on terms no less favorable than that offered Smithfield. We attach a signed confidentiality agreement substantially identical to Smithfield's agreement for your review and execution.

   Time is of the essence. We ask to commence due diligence as soon as possible and are prepared to begin tomorrow, December 5th. We are also prepared to immediately negotiate a definitive merger agreement, which we anticipate will contain customary terms and conditions for transactions of this kind.

   Because this proposal is important to our respective stockholders we are releasing this letter publicly.

   I know we can, with your cooperation, close quickly and focus management on creating value. I strongly believe this transaction will benefit all our stockholders. Please call me or our advisors, Merrill Lynch, with any questions.

Sincerely,

John Tyson
Chairman, President and Chief Executive Officer
Tyson Foods, Inc.

On December 4, the Special Committee sent John Tyson the following letter:

                                        December 4, 2000

Mr. John Tyson
Chairman, President and Chief Executive Officer
Tyson Foods, Inc.
2210 West Oaklawn Drive
Springdale, Arkansas 72762-6999

Dear Mr. Tyson:

   The Special Committee of the Board of Directors of IBP, inc., was pleased to receive your letter dated December 4, 2000 in which you propose a merger in which IBP stockholders would receive $26 per share, payable as to 50.1% of the outstanding IBP shares in cash and payable as to 49.9% of the outstanding IBP shares in Tyson Class A Common Stock, subject to the terms and conditions set forth therein.

   The Committee has determined that your proposal meets the applicable threshold under IBP's merger agreement with Rawhide Holdings Corporation and is therefore prepared to enter into discussions with you regarding your proposal.

   The Committee has reviewed your proposed form of confidentiality agreement and has authorized me to execute it on behalf of the Company. An executed copy is enclosed. You indicated in your letter that you are interested in performing a quick, confirmatory due diligence review and we will try to accommodate you on that score. In that regard, we will make documents available for legal due diligence beginning tomorrow at our counsel's offices.

   A key point of concern with respect to your proposal is the "collar" on the exchange ratio. We note that this morning, subsequent to the announcement, your stock traded below the lower end of your proposed collar. We are very interested in discussing with you ways to protect the value for IBP stockholders, such as a broader collar or a higher starting price.

   We also look forward to sitting down with your representatives to discuss the regulatory and political implication of your proposal, and we are very interested in hearing your strategy for addressing any issues that may arise in that regard.

   I note, as I'm sure you are aware, that the Committee's objectives, as well as its obligation, is to act to achieve the highest price reasonably available to stockholders.

   We look forward to working with you to assure the most favorable possible transaction from the standpoint of IBP stockholders.

                                        Very truly yours,

                                        Jo Ann R. Smith

   On December 4, 2000, the Company and Tyson entered into a confidentiality agreement (the "Confidentiality Agreement"), a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO filed by Tyson and the Purchaser (the "Schedule TO"), pursuant to which Tyson agreed to keep confidential certain information it and its advisors may receive from the Company and its advisors in connection with Tyson's evaluation of a potential transaction. Under the Confidentiality Agreement, Tyson was prohibited prior to March 31, 2001 from making any proposals to acquire less than all of the outstanding Shares, and from acquiring additional Shares in the open market if such acquisition would result in Tyson beneficially owning more than 9.9% of the outstanding Shares, except in each case under certain circumstances.

   On December 5 and 6, 2000, representatives of Tyson, and its legal and financial advisors, visited the offices of counsel to the Special Committee to conduct preliminary due diligence. On December 8, 2000 representatives of Tyson met with the Company's management to conduct further due diligence and to discuss issues in connection with a possible acquisition of the Company.

   On December 11, 2000, John Tyson spoke with Jo Ann R. Smith informing her that Tyson would be initiating a cash tender offer (the "Initial Offer"). On December 11, 2000 Tyson announced its intention to commence the Initial Offer. Tyson also delivered a form of merger agreement to the Company.

   On December 18, 2000, Tyson and the Company entered into a confidentiality agreement substantially similar to the Confidentiality Agreement providing for Tyson to provide due diligence information to the Company, a copy of which is filed as an exhibit to the Schedule TO. During this period, representatives of Tyson and the Company continued to conduct due diligence with respect to the business and operations of the other.

   On December 21, 2000, Tyson received a letter from J.P. Morgan Securities Inc. ("JP Morgan") on behalf of the Special Committee inviting Tyson to submit a "best and final offer" between 4:00 p.m. and 5:00 p.m. on Friday, December 29, 2000.

   On December 27, 2000, Mr. John Tyson and other representatives of Tyson addressed the Special Committee and its advisors by telephone with respect to the business and operations of Tyson.

   On December 28, 2000, Tyson delivered the letter below to the Special Committee outlining the terms of its revised proposal and issued a press release disclosing those terms. Tyson also delivered to counsel to the Special Committee an executed merger agreement incorporating the terms of the revised proposal and addressing other comments made by counsel to the Special Committee.

                                        December 28, 2000

Special Committee of the Board of Directors of IBP, inc.
IBP inc.
800 Stevens Port Drive
Dakota Dunes, SD 57049

                      Re: TYSON FOODS, INC. AND IBP, INC.

Ladies and Gentlemen:

   We have received the letter of JP Morgan dated December 21, 2000, inviting Tyson Foods, Inc. to submit a proposal with respect to the acquisition of IBP, inc. Thank you for your invitation. I am confident that this proposal will result in an agreement to bring Tyson and IBP together to form a unique company.

   In response to the Special Committee's request, Tyson is increasing its offer to acquire IBP to $27.00 per share. This is clearly the best offer for IBP stockholders and represents a premium of 8% over Smithfield's

$25.00 nominal offer, and a much higher premium to any Smithfield offer after applying a realistic discount of at least 10% for regulatory uncertainty and significant timing delays. We will increase our tender offer to $27.00 in cash per share for up to 50.1% of the outstanding IBP common stock and will acquire the remaining IBP common stock for $27.00 of Tyson Class A common stock, subject to our "collar". IBP stockholders will receive $27.00 of Tyson Class A common stock so long as the average closing price per share of Tyson Class A common stock, for a period of fifteen trading days, is no less than $12.60 and no more than $15.40 per share. Our bid will remain open until the close of business on Thursday, January 4, 2001, five business days before the expiration date of our cash tender offer.

   We are also improving the other terms of our proposal. We are delivering to your lawyers a copy of the merger agreement executed by Tyson. In this agreement we have addressed your lawyers' comments and have added features that demonstrate our commitment to getting a transaction completed with certainty and speed. Here are the most significant points:

   . We will not require a break-up fee. We will only require that IBP pay us $7.5 million to cover our expenses and repay the Rawhide advance if the merger agreement is terminated under circumstances which would have previously entitled us to a break-up fee.

   . As you requested, we will take all actions necessary to gain regulatory approval for a Tyson/IBP combination. We will assume all the risk of anti-trust authorities prohibiting or imposing significant conditions on a Tyson/IBP combination. To support that commitment, we will agree to pay a break-up fee of $70 million to IBP if Tyson does not complete the acquisition because of constraints imposed by the anti-trust authorities.

   . To deliver the stock consideration of our proposed transaction as quickly as possible, we will commence an exchange offer for all shares not purchased in the cash tender offer. We will commence our exchange offer promptly after you sign a merger agreement. This will deliver the back-end portion of the consideration to your stockholders at least two to three months earlier than if they had to wait for us to complete a merger.

   . We will agree to your request to advance the Rawhide break-up fee on terms substantially similar to those suggested by your lawyers.

   We note that the Department of Justice has made a second request with respect to our HSR filing. However, we had active discussions with the DOJ with respect to certain limited matters prior to the holiday season. We expect to be able to answer quickly the DOJ's concerns and be cleared of all HSR issues without undue delay.

   We appreciate the Special Committee's efforts to bring this process to a speedy and final conclusion. However, submitting blind bids after the market closes on New Year's weekend changes the rules in the middle of the process. The bidding for IBP began in public when Smithfield announced its proposal. We also responded publicly and will be making our new proposal public. We believe it is inappropriate to now move the bidding behind closed doors without the opportunity for the marketplace to react to the various bids. A closed process has already once produced an anemic offer that, in hindsight, could have been higher and was sharply criticized by your stockholders and the marketplace. That contract cost IBP stockholders a substantial break-up fee. You should not want to repeat such a process.

   A public process will only benefit IBP's stockholders and the Special Committee in their effort to evaluate competing bids. You will recall that Smithfield's stock price declined significantly after announcing its original proposal in November and continued to trade below the collar as long as the market saw Smithfield as the only bidder. If Smithfield were to increase its nominal bid, we believe that the market would then again dramatically revalue Smithfield's stock to reflect a reduced value based on the issuance of additional shares, resulting in a dramatic adjustment in the actual value of Smithfield's bid. Accordingly, any bid submitted by Smithfield should be either discounted substantially or announced publicly along with its material terms. A public process provides marketplace feedback necessary for proper evaluation by the Special Committee.

   Although we are choosing not to participate in the blind bidding process, we remain the bidder with the best terms and in the best position to close quickly. We are confident that the market will agree with this view. We are intent on acquiring IBP in a transaction that is mutually beneficial to your shareholders and ours, but will now only consider future bids against a known offer, one in which all of the merger terms are fully described. If, however, you choose to exclude Tyson by committing to a transaction with Smithfield behind closed doors and without the benefit of marketplace feedback, we will have no choice but to take our proposal directly to IBP's stockholders and let them decide between Tyson and Smithfield. We would be forced to challenge any arrangement you agree to with Smithfield which includes a break-up fee.

   Upon reflection, we believe you will see that our proposal and the manner in which it is presented will deliver superior value to IBP stockholders. Our challenge to you is to act for the benefit of all stockholders and not acquiesce in granting any break-up fees which deprive stockholders of significant value. If Smithfield is not prepared to participate in the spotlight of publicity, you should sign an agreement with us because our offer is clearly superior. We are not asking for a break-up fee and Smithfield can publicly bid later if it so chooses.

   I look forward to hearing from you and to moving forward on bringing our two great companies together.

                                        Very truly yours,

                                        John H. Tyson
                                        Chairman, President and
                                        Chief Executive Officer

   During the course of Saturday, December 30, 2000, representatives of Tyson and the Special Committee negotiated the terms of Tyson's proposal. On December 30, 2000, Tyson increased the per Share price offered in the Initial Offer, the exchange offer for Shares not purchased in the Initial Offer (the "Exchange Offer") and the merger to acquire any remaining Shares not purchased in the Initial Offer or the Exchange Offer (the "Initial Merger") to $28.50. On Sunday, December 31, 2000, representatives of Tyson and the Company continued negotiations and the Special Committee asked Tyson to increase its offer. On January 1, 2001, Tyson increased the per Share price offered in the Initial Offer, the Exchange Offer and the Initial Merger to $30.00 per share and Tyson, the Purchaser and the Company executed the Merger Agreement.

   On January 2, 2001, Tyson issued a press release amending the terms of the Initial Offer to conform to the terms of the Merger Agreement, including increasing the cash price offered to $30.00 per Share.

   On January 4, 2001, Smithfield filed Amendment No. 4 to Schedule 13D with the SEC, in which it disclosed that it had sold 2,555,000 Shares on January 2 and 3, thus reducing the number of Shares that it beneficially owns to 4,409,341, representing approximately 4.2% of the outstanding Shares.

   On January 5, 2001, Tyson filed its amended cash tender offer documents for the Initial Offer with the SEC to conform to the terms of the Merger Agreement, including increasing the cash price offered to $30.00 per Share. The Company filed an amended Schedule 14D-9 in response to Tyson's amended cash tender offer. Tyson's amended cash tender offer documents and the Company's amended
Schedule 14D-9 were mailed to the stockholders of the Company on or about January 5, 2001.

   On January 10, 2001, the Company advised Tyson that on December 29, 2000, counsel to the Special Committee received a comment letter from the SEC in connection with the Company's proxy statement prepared and filed with the SEC in connection with the Rawhide Agreement. The comment letter also contained comments on the Company's historical financial statements. The Company furnished a copy of the letter to Tyson on January 10, 2001. On January 11, 2001, Tyson delivered a letter to the Special Committee in which it expressed its unhappiness that it had not been made aware of the comment letter before it signed the Merger Agreement. Tyson said that it would not be in a position to commence the Exchange Offer until the Company's accountants resolved the SEC issues. Tyson said it was assessing the materiality and impact of the comments and the requirement of a restatement of the Company's financial statements.

   On January 17, 2001, Tyson filed amended cash tender offer documents with the SEC to extend the Initial Offer until January 24, 2001. On January 25, 2001, Tyson filed amended cash tender offer documents with the SEC to extend the Initial Offer until February 7, 2001. Tyson announced that it was delaying the commencement of the Exchange Offer and the closing of the Initial Offer pending the satisfaction of the SEC with the resolution of various accounting issues raised by the SEC's comment letter and Tyson's opportunity to assess the impact of any changes to the Company's financial statements and business.

   On January 26, 2001, the Company's Chief Executive Officer, Mr. Peterson, sent a letter to Tyson, which was released publicly, in which he stated that the Company had submitted written responses to the SEC that the Company's management believed addressed all of the SEC's concerns. In addition, Mr. Peterson noted that the Company was continuing to review the operations of its DFG Foods subsidiary, and that, based upon a preliminary review, the Company's management believed that additional reductions in pre-tax earnings of up to $47 million would need to be taken, in addition to possible reductions for impairment of goodwill or other long-lived assets associated with DFG Foods. Mr. Peterson stated that the Company's management would continue to keep Tyson informed of any developments.

   At 11:59 p.m. on January 27, 2001, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to the Tyson transaction expired without any further action by the Department of Justice. On February 6, 2001, Tyson filed amended cash tender offer documents with the SEC to extend the Initial Offer until February 20, 2001. On February 21, 2001, Tyson filed amended cash tender offer documents with the SEC to extend the Initial Offer until February 28, 2001.

   On February 22, 2001, the Company issued a press release in which it announced that it was in the process of finalizing amendments to financial statements filed by the Company with the SEC in 2000. The Company stated that the amendments would reflect revisions the Company agreed to make in response to a SEC review of various filings made by the Company in 2000. The amendments would also include revisions based upon the results of the Company's investigation of financial results at its DFG Foods subsidiary.

   On February 26, 2001, representatives of the Company contacted Tyson's representatives and proposed that Tyson extend the Initial Offer for a period ending two business days after the Company had resolved its accounting issues with the SEC and refiled its periodic reports and provided audited financials for the fiscal year 2000. On February 27, 2001, Tyson management advised the Company management that Tyson had decided to allow the Initial Offer to expire and to proceed with the cash election merger provided for under the Merger Agreement. On February 28, 2001, Tyson announced that, since the conditions to the Initial Offer were not satisfied, it was going to terminate the Initial Offer and begin to work on such cash election merger with the Company, in accordance with the Merger Agreement.

   On March 13, 2001, the Company filed with the SEC amendments to its following amended and restated reports:

   . its Annual Report on Form 10-K for the fiscal year ended December 25, 1999;

   . its Quarterly Reports on Form 10-Q for the 13 weeks ended March 25, 2000, the 26 weeks ended June 24, 2000 and the 39 weeks ended September 23, 2000, respectively; and

   .   its Current Report on Form 8-K dated November 3, 2000.

In addition, the Company issued a press release in which it announced that the only remaining issue left to be resolved before it could issue 2000 earnings was the amount of the non-cash impairment charge to the carrying value of DFG Foods' long-lived assets. The Company also summarized the effect of the amendments on its historical financial statements. The Company stated that the amendments included the following:

   . A restatement to reflect adjustments due to financial misstatements and irregularities at its DFG Foods subsidiary. The restatement involved additional charges totaling $32.9 million. This consisted of a

   . $15.5 million pre-tax charge to the fourth quarter of 1999, and a total of $17.4 million in pre-tax charges in the first three quarters of 2000. Also, there was an additional $12.0 million charge taken in the fourth quarter. These charges increased the cost of products sold and selling, general and administrative expenses for the affected periods.

   . A change in accounting treatment of a stock option program from 'fixed accounting' to 'variable plan' accounting principles to recognize expense for certain options granted to officers of the Company during the period 1993 to 2000. Early in 1993, upon the recommendation of a well-known compensation consulting firm, certain administrative rules were adopted for the 1993, and subsequently for the 1996, stockholder approved stock option plans. It was determined that these rules, which authorized bonus options under certain circumstances, created a feature that required the application of 'variable plan' accounting principles, which mandated a compensation charge or credit in the income statement based on the difference between the market value and the exercise price at the end of each period. Previously, the Company followed fixed accounting for these options treating the original grants and the bonus grants as two separate grants. From 1993 through the third quarter of 2000, the effect of the cumulative compensation charge on net earnings was approximately $7.3 million. On a quarter-by-quarter basis, the charge against net earnings was as much as $9.3 million while the credit to net earnings was as high as $9.4 million. The impact on net earnings in the fourth quarter of 2000 was an additional $9.5 million; however, the total impact for 2000 was approximately $9.8 million. All of these compensation charges were non-cash charges.

   . Expansion of reportable business segment information for the Company, from two segments to five. These new reportable segments were additional disclosures and had no effect on the historical consolidated financial results of prior filings.

   . Change in method of accounting for revenue recognition in accordance with new accounting guidance. Effective first quarter of 2000, the Company changed its method of accounting for revenue recognition in accordance with the SEC's Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. As a result of this guidance, the Company will recognize revenue upon delivery to customers. Previously, the Company had recognized revenue upon shipment to customers. The cumulative effect of the change resulted in a charge to earnings of $2.4 million (net of income taxes of $1.5 million) or $0.02 per share. The effect of the change through the nine months ended September 23, 2000 was to decrease net earnings, before the cumulative impact of the accounting change, by $1.7 million or $0.02 per share. All public companies were required to adopt this bulletin's guidance no later than the fourth quarter of 2000.

The Company also noted that the amendments had the following effect on previously reported net earnings per share (EPS) in 1999 and 2000:

                            NET EARNINGS PER SHARE

PERIOD                   AS PREVIOUSLY REPORTED RESTATED
-                        -                      -

1999 EPS--Diluted....... $2.94                  $2.96

2000 Q1 EPS--Diluted.... $0.16                  $0.13

2000 Q2 EPS--Diluted.... $0.55                  $0.43

2000 Q3 EPS--Diluted.... $0.73                  $0.74

2000 Q3 YTD EPS--Diluted $1.44                  $1.30

   On March 14, 2001, the Company issued a press release stating that a recent analyst projection of $0.12 per share of earnings for the Company for the first quarter of 2001 was reasonable, and that the Company continued to believe that earnings for the full year 2001 could be in the $1.80 to $2.20 per share range.

   Tyson also issued a press release on March 14, 2001, stating that, the non-cash impairment charge relating to the Company's DFG Foods subsidiary had not been settled and the Company had not filed its 2000 Form 10-K, and that Tyson was continuing with its due diligence and closely monitoring all factors related to the Company's business. Tyson also stated in the release that it was still too early to determine what effect these issues will have on the transaction structure.

   On March 20, 2001, the Company issued a press release in which it reported that it would record a fourth quarter 2000 nonrecurring, pre-tax impairment charge of $60.4 million to its DFG Foods subsidiary's goodwill carrying value. In addition, the Company released its earnings results for the fourth quarter of 2000 and for the full year 2000, and projected that its earnings for the full year 2001 could be in the $1.80 to $2.20 per share range.

   On March 29, 2001, Tyson issued a press release in which it stated that it was discontinuing the Merger Agreement. In addition, Tyson commenced legal action in the Chancery Court of Washington County, Arkansas seeking to rescind or terminate the Merger Agreement and to receive compensation from the Company. On March 30, 2001, the Company filed cross-claims against Tyson and Purchaser in a previously filed action in the Court of Chancery of the State of Delaware in and for New Castle County, Delaware seeking a declaratory judgment that Tyson had no right to rescind or terminate the Merger Agreement and a decree of specific performance by Tyson of its obligations under the Merger Agreement.

   In April and May, 2001, Tyson and the Company litigated their claims against each other, as more fully described below (See "Certain Legal Matters; Regulatory Approval''). On June 15, 2001, the Delaware Court of Chancery issued its Memorandum Opinion directing specific performance by Tyson of the Merger Agreement. Since then, the parties have negotiated the terms of the order required by the Delaware Court of Chancery, resulting in the Stipulation and this Offer.

   On June 28, 2001, the Company and Tyson announced that Robert L. Peterson, the Company's Chairman and Chief Executive Officer, and Richard L. Bond, the Company's President and Chief Operating Officer, have agreed to become members of Tyson's Board of Directors upon closing of the Merger.

   13. PURPOSE AND STRUCTURE OF THE OFFER; PLANS FOR THE COMPANY; DISSENTERS' RIGHTS.

   PURPOSE OF THE OFFER. The purpose of the Offer is to acquire control of the Company through the acquisition of up to a number of Shares which, together with Shares owned by Tyson, represent 50.1% of the outstanding Shares. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of the Company. The purpose of the Merger is to complete the acquisition of the Company. If the Offer is successful, we intend to consummate the Merger as promptly as practicable. Upon consummation of the Merger, the Company will become a wholly owned subsidiary of Tyson.

   After completing the Offer, the Company Board will be required to submit the Merger Agreement to the Company's stockholders for approval at a stockholders' meeting convened for that purpose in accordance with Delaware law. The Merger Agreement must be approved by a majority vote of the outstanding Shares. If the Minimum Condition is satisfied, we will, upon consummation of the Offer, have sufficient voting power to ensure approval of the Merger at the stockholders' meeting without the affirmative vote of any other stockholder.

   PLANS FOR THE COMPANY. The acquisition of the Company will allow Tyson to expand its business to include the processing and marketing of beef and pork products. Tyson plans to use its expertise to accelerate the Company's program to develop value-added convenience foods and case ready retail products in beef and pork.

   Except as otherwise provided herein, it is currently expected that, following the Merger, the business and operations of the Company will be continued substantially as they are currently being conducted. We will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as we deem appropriate under the circumstances. Except as described above, in the next paragraph or elsewhere in this Offer, we have no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in the Company Board or management, any material change in the Company's capitalization or dividend policy or any other material change in the Company's corporate structure or business.

   The Merger Agreement provides that, promptly upon the purchase of and payment for Shares representing, together with the Shares previously owned by Tyson, at least 50.1% of the outstanding Shares, by Purchaser pursuant to the Offer and from time to time thereafter, the Company will, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, upon request by Tyson, use its reasonable best efforts to take all actions necessary to cause a majority of the Company Board to consist of Tyson's designees (the "Tyson Designees"), including accepting the resignations of those incumbent directors designated by the Company or increasing the size of the Company Board and causing the Tyson Designees to be elected. The Tyson Designees will be selected by Tyson from among the individuals listed in Schedule I to this Offer to Purchase. Each of such individuals has consented to serve as a director of the Company if appointed or elected. None of the Tyson Designees currently is a director of, or holds any positions with, the Company. None of the Tyson Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions between Tyson and the Company that have been described in this Offer to Purchase.

   APPRAISAL RIGHTS. Appraisal rights are not available in the Offer. Appraisal rights will not be available to holders of the Shares in connection with the Merger if both of the following are true:

   . if at the date fixed to determine the stockholders entitled to notice of and to vote on the Merger, the Shares were registered on a national securities exchange or traded on Nasdaq, and

   . if the shares of Tyson Class A Common Stock at the Effective Time will be either listed on a national securities exchange or traded on Nasdaq.

   As of the date of this Offer, the Shares and the Tyson Class A Common Stock are each listed on the NYSE.

   14. THE MERGER AGREEMENT.

   The following is a summary of the material provisions of the Merger Agreement (as originally executed by Tyson, the Purchaser and the Company on January 1, 2001), the Stipulation (which modified the Merger Agreement) and the Voting Agreement, copies of which are filed as exhibits to the Schedule TO. This summary is qualified in its entirety by reference to the complete text of the Merger Agreement, the Stipulation and the Voting Agreement.

                             THE MERGER AGREEMENT

   The Merger Agreement provided for the making of the Offer. Purchaser's obligation to accept for payment and pay for Shares tendered pursuant to the Offer was subject to the satisfaction or waiver of the Minimum Condition and certain other conditions that are described below. Subject to the provisions of the Merger Agreement, Purchaser could waive, in whole or in part at any time or from time to time prior to the Expiration Date, any condition to the Offer; provided that without the prior written consent of the Company, we could not make any change that changed the form of consideration to be paid in the Offer or the Merger, decreased the price per Share, increased the Minimum Condition or the Maximum Amount (as defined in the Merger Agreement), imposed additional conditions to the Offer or amended any term or any condition to the Offer in a manner materially adverse to the holders of the Shares. See "The Offer--Certain Conditions to the Offer".

   Under the Merger Agreement, Purchaser would have the right, without the consent of the Company, to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff of the SEC applicable to the Offer or any period required by applicable law. Unless the Merger Agreement had been terminated, Purchaser was required to extend the Offer from time to time in the event that, at a then-scheduled expiration date, all of the conditions to the Offer had not been satisfied or waived as permitted pursuant to the Merger Agreement, each such extension not to exceed (unless otherwise consented to in writing by the Company) the lesser of 10 additional business days or such fewer number of days that Purchaser reasonably believed were necessary to cause the conditions to the Offer to be satisfied. Except as provided in the Merger Agreement, Purchaser was obligated not to terminate the Offer without purchasing Shares pursuant to the Offer.

   As promptly as practicable after the date of the Merger Agreement, Tyson was required to cause Purchaser to, and Purchaser was required to, commence the Exchange Offer pursuant to which Purchaser would offer to issue, in exchange for each then issued and outstanding Share, other than Shares then owned by Tyson or Purchaser, a number of duly authorized, validly issued, fully paid and non-assessable shares of Tyson Class A Common Stock equal to (a) if the market price per share of Tyson Class A Common Stock was equal to or greater than $15.40, 1.948, (b) if the market price per share of Tyson Class A Common Stock was less than $15.40 and greater than $12.60, the result of $30.00 divided by the market price per share of Tyson Class A Common Stock, or (c) if the market price per share of Tyson Class A Common Stock was equal to or less than $12.60,
2.381. The "market price" per share of Tyson Class A Common Stock is the average of the closing price per share of Tyson Class A Common Stock on the NYSE at the end of the regular session as reported on the Consolidated Tape, Network A for the fifteen consecutive trading days ending on the second trading day immediately preceding the expiration date of the Exchange Offer. The obligation of Purchaser to consummate the Exchange Offer and to issue shares of Tyson Class A Common Stock in exchange for Shares tendered pursuant to the Exchange Offer would be subject only to Purchaser having accepted for payment, and paid for, Shares tendered pursuant to the Offer and certain other conditions.

RECOMMENDATION

   At a meeting of directors of the Company on January 1, 2001, upon the unanimous recommendation of the Special Committee, the Company Board unanimously (i) determined that each of the Merger Agreement, the Offer, the Exchange Offer and the Merger were fair to, and in the best interest of, the holders of Shares, (ii) approved the Merger Agreement and the transactions contemplated thereby, including each of the Offer, the Exchange Offer and the Merger and (iii) resolved to recommend that the stockholders of the Company accept the Offer and the Exchange Offer, tender their Shares in the Offer and the Exchange Offer and that, following consummation of the Offer and the Exchange Offer, the stockholders of the Company adopt the Merger Agreement and vote in favor of the Merger.

THE MERGER

   Under the terms of the Merger Agreement, as soon as practicable after the purchase of the Shares pursuant to the Offer, the Exchange Offer, the approval of the Merger Agreement by the Company's stockholders, if required, and the satisfaction or waiver of the other conditions to the Merger, the Company would be merged with and into Purchaser, and Purchaser would be the surviving corporation (the "Surviving Corporation").

   Each Share outstanding at the Effective Time (other than Shares owned by Tyson or any of its subsidiaries, including Purchaser, or by the Company as treasury stock, all of which would be cancelled), would be converted into the right to receive that number of shares of Tyson Class A Common Stock equal to,
(a) if the market price per share of Tyson Class A Common Stock was equal to or greater than $15.40, 1.948, (b) if the market price per share of Tyson Class A Common Stock was less than $15.40 and greater than $12.60, the result of $30.00 divided by the market price per share of Tyson Class A Common Stock, and (c) if the market price per share of

Tyson Class A Common Stock was equal to or less than $12.60, equal to 2.381. The "market price" per share of Tyson Class A Common Stock is the average of the closing price per share of Tyson Class A Common Stock on the NYSE at the end of the regular session as reported on the Consolidated Tape, Network A for the fifteen consecutive trading days ending on the fifth trading day immediately preceding the Effective Time.

   Under the terms of the Merger Agreement, in the event that at February 28, 2001, the Minimum Condition had not been satisfied, Purchaser would terminate the Offer and the Exchange Offer and Tyson, Purchaser and the Company would complete the Merger for consideration including both cash and Tyson Class A Common Stock (the "Cash Election Merger"). In the Cash Election Merger, each holder of Shares would have the right to elect to receive either $30.00 cash ("Cash Consideration") for each Share or a number of shares of Tyson Class A Common Stock ("Stock Consideration") equal to, (a) if the market price per share of Tyson Class A Common Stock was equal to or greater than $15.40, 1.948,
(b) if the market price per share of Tyson Class A Common Stock was less than $15.40 and greater than $12.60, the result of $30.00 divided by the market price per share of Tyson Class A Common Stock, or (c) if the market price per share of Tyson Class A Common Stock was equal to or less than $12.60, 2.381. The "market price" pershare of Tyson Class A Common Stock is the average of the closing price per share of Tyson Class A Common Stock on the NYSE at the end of the regular session as reported on the Consolidated Tape, Network A for the fifteen consecutive trading days ending on the fifth trading day immediately preceding the effective time of the Cash Election Merger. The maximum number of Shares for which Cash Consideration would be paid would be limited to a number of the outstanding Shares which, together with Shares owned by Tyson and any Shares the holders of which elected to pursue appraisal rights under Delaware law, equals 50.1% of the outstanding Shares. If the number of Shares the holders of which elected Cash Consideration, together with Shares owned by Tyson and any Shares the holders of which elected to pursue appraisal rights under Delaware law, exceeded 50.1% of the outstanding Shares, such holders would receive cash for a pro rata portion of their Shares and the remaining Shares would receive Stock Consideration. The maximum number of Shares for which Stock Consideration would be paid would be limited to 49.9% of the outstanding Shares. If the number of Shares the holders of which elect Stock Consideration exceeded 49.9% of the outstanding Shares, such holders would receive Tyson Class A Common Stock for a pro rata portion of their Shares and the remaining Shares would receive Cash Consideration.

EMPLOYEE STOCK OPTIONS

   At or immediately prior to the Effective Time, (1) each employee stock option or director stock option to purchase outstanding Shares under any stock option plan of the Company, whether or not vested or exercisable (each, a "Company Option") would, by virtue of the Merger and without any further action on the part of any holder thereof, be assumed by Tyson and deemed to constitute an option (each, a "Tyson Option") to acquire, on the same terms and conditions as were applicable under such Company Option, the same number of shares of Tyson Class A Common Stock as the holder of such Company Option would have been entitled to receive had such holder exercised such Company Option in full immediately prior to the Effective Time (rounded to the nearest whole number), at a price per share (rounded down to the nearest whole cent) equal to (x) the aggregate exercise price for the Shares otherwise purchasable pursuant to such Company Option divided by (y) the number of whole shares of Tyson Class A Common Stock purchasable pursuant to the Tyson Option in accordance with the foregoing and (2) Tyson would assume the obligations of the Company under the stock option plans of the Company, each of which would continue in effect after the Effective Time, and all references to the Company in such plans, and any option granted thereunder, would be deemed to refer to Tyson, where appropriate. The other terms of each such Company Option, and the plans under which they were issued, would continue to apply in accordance with their terms.

   Under the Merger Agreement, prior to the Effective Time, the Company would use its best reasonable efforts to (i) obtain any consents from holders of Company Options and (ii) make any amendments to the terms of such stock option plans of the Company that, in the case of either clauses (i) or (ii), were necessary or appropriate to give effect to the above transactions; provided, however, that lack of consent of any holder of a Company Option would in no way affect the obligations of the parties to consummate the Merger.

   In the Merger Agreement, Tyson agreed to take, at or prior to the Effective Time, all corporate action necessary to reserve for issuance a sufficient number of shares of Tyson Class A Common Stock for delivery upon exercise of the Tyson Options. The Merger Agreement provided that Tyson would file a registration statement on Form S-8, with respect to the shares of Tyson Class A Common Stock subject to such Tyson Options and would use commercially reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Tyson Options remain outstanding. With respect to those individuals who subsequent to the Merger would be subject to the reporting requirements under Section 16(a) of the Exchange Act, Tyson would administer the Company stock option plans in a manner consistent with the exemptions provided by Rule 16(b)(3) promulgated under the Exchange Act.

REPRESENTATIONS AND WARRANTIES

   Pursuant to the Merger Agreement, the Company made customary representations and warranties to Tyson, including representations relating to its organization and governmental qualification and subsidiaries; its articles of incorporation and bylaws; capitalization; corporate authorizations; absence of conflicts; required filings and consents; compliance with laws; SEC filings; financial statements; absence of certain changes or events (including any material adverse effect on the financial condition, business, assets or results of operations of the Company); absence of undisclosed liabilities; litigation; employee benefit plans; tax matters; labor matters; intellectual property; environmental matters; insurance and other matters.

   Certain of the Company's representations and warranties were qualified as to "materiality" or "Material Adverse Effect." When used in connection with the Company or any of its subsidiaries, the term "Material Adverse Effect" means any effect that would be materially adverse to the financial condition, business, assets, liabilities or results of operations of the Company and its subsidiaries taken as a whole.

   In the Merger Agreement, Tyson made customary representations and warranties to the Company, including representations relating to its corporate organization and subsidiaries; authority relative to the Merger Agreement; absence of conflicts; capitalization; SEC filings; financial statements; compliance with laws; absence of certain changes or events (including any material adverse effect on the financial condition, business, assets or results of operations of the Company); absence of material liabilities; adequate funding; ownership of Company stock; finders fees and other matters.

   Certain of Tyson's representations and warranties were qualified as to "materiality" or "Parent Material Adverse Effect." When used in connection with the Company or any of its subsidiaries, the term "Parent Material Adverse Effect" means any effect that would be materially adverse to the financial condition, business, assets, liabilities or results of operations of Tyson and its subsidiaries taken as a whole.

COVENANTS OF THE COMPANY

   Pursuant to the Merger Agreement, the Company agreed to comply with various covenants.

   CONDUCT OF THE COMPANY. Prior to the date that the Tyson Designees constitute a majority of the Company Board, except as expressly permitted by the Merger Agreement, the Company and its subsidiaries would conduct business in the ordinary course consistent with past practices, and the Company would not and would not permit its subsidiaries to, among other things:

      (a) amend its organizational documents;

      (b) make any acquisitions for an amount in excess of $5 million in the aggregate, or sell, lease or otherwise dispose of a subsidiary, assets or securities for an amount in excess of $20 million in the aggregate;

      (c) make any investment in an amount in excess of $20 million in the aggregate or purchase any property or assets of any other individual or entity for an amount in excess of $20 million in the aggregate;

      (d) waive, release, grant, or transfer any rights of material value other than in the ordinary course of business consistent with past practice;

      (e) modify any existing material license, lease, contract, or other document other than in the ordinary course of business consistent with past practice;

      (f) incur, assume or prepay an amount of long-term or short-term debt in excess of $150 million in the aggregate;

      (g) assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other person which, are in excess of $5 million in the aggregate;

      (h) make any loans, advances or capital contributions to, or investments in, any other person which are in excess of $20 million in the aggregate;

      (i) make any new capital expenditures which, individually or in the aggregate, would exceed $200 million in the first six months of the 2001 calendar year;

      (j) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution in respect of its capital stock except regular quarterly dividends, or, redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its securities or any securities of its subsidiaries;

      (k) adopt or amend any material bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or employee benefit plan, or increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any existing plan or arrangement;

      (l) pay, discharge or satisfy any material claims, liabilities or obligations;

      (m) approve any new labor agreements;

      (n) take any action other than in the ordinary course of business and consistent with past practices with respect to accounting policies or procedures; or

      (o) knowingly take or agree or commit to take any action that would make any representation and warranty of the Company under the Merger Agreement inaccurate in any material respect at, or as of any time prior to, the Effective Time.

   COMPANY STOCKHOLDER MEETING. Pursuant to the Merger Agreement, the Company would cause a meeting of its stockholders to be duly called and held as soon as reasonably practicable after consummation of the Offer and Exchange Offer for the purpose of voting on the approval and adoption of the Merger Agreement and the Merger, if such meeting were required. The Company Board would recommend approval and adoption of the Merger Agreement and the Merger by the Company's stockholders and the Company Board would not withdraw such recommendation.

   ACCESS TO INFORMATION. From the date of the Merger Agreement until the Effective Time, the Company would (a) give Tyson and its counsel, financial advisors, auditors and other authorized representatives (collectively, the "Representatives") reasonable access during normal business hours to the offices, properties, books and records of the Company and its subsidiaries, (b) provide the Representatives reasonable access to and the right to consult with representatives of the Company handling any labor negotiations with any union representing employees of the Company, (c) furnish to Tyson and the Representatives such financial and operating data and other information as such persons might reasonably request in order to complete the transactions contemplated by the Merger Agreement and (d) instruct the Company's employees, counsel and financial advisors to cooperate with Tyson in its investigation of the business of the Company and its subsidiaries; provided that (i) any information provided to Tyson or the Representatives would be subject to the confidentiality agreements dated December 4, 2000 and December 18, 2000 between it and Tyson and (ii) Tyson would inform the Representatives receiving such information of the terms of such confidentiality agreements and would be responsible for any breach by such Representatives of such confidentiality agreements.

   OTHER OFFERS. Neither the Company nor any of its subsidiaries would, or would authorize or permit any of their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors to, directly or indirectly, (x) solicit, initiate or take any action to facilitate or encourage the submission of inquiries, proposals or offers from any person or group (other than Tyson and Purchaser) relating to any Acquisition Proposal (defined below), or agree to or endorse any Acquisition Proposal, (y) enter into or participate in any discussions or negotiations regarding any Acquisition Proposal, or furnish to any person or group any information with respect to its business, properties or assets in connection with any Acquisition Proposal or (z) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its subsidiaries. "Acquisition Proposal" means any offer or proposal for a merger, reorganization, consolidation, share exchange, business combination or other similar transaction involving the Company or any of its subsidiaries or any proposal or offer to acquire, directly or indirectly, securities representing more than 50% of the voting power of the Company, or a substantial portion of the assets of the Company and its subsidiaries taken as a whole, other than the Offer and the Merger contemplated by the Merger Agreement.

   Notwithstanding the foregoing, the Company Board could, prior to the acceptance for payment of Shares pursuant to the Offer, (i) furnish information pursuant to a confidentiality letter deemed appropriate by the Special Committee concerning the Company and its businesses, properties or assets to a person or group who in the judgment of the Special Committee has made a bona fide Acquisition Proposal, (ii) engage in discussions or negotiations with such a person or group who in the judgment of the Special Committee has made a bona fide Acquisition Proposal, (iii) following receipt of a bona fide Acquisition Proposal, take and disclose to its stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or otherwise make disclosure to its stockholders, (iv) following receipt of an Acquisition Proposal, fail to make or withdraw or modify its recommendation that all stockholders of the Company who wish to receive cash for their Shares tender their Shares in the Offer and approve the Merger and/or (v) take any non-appealable, final action ordered to be taken by the Company by any court of competent jurisdiction but, in each case referred to in the foregoing (i), (ii) and (iv), only if (i) the Company had complied with the terms of this "No Solicitation Covenant", (ii) the Company had received an unsolicited Acquisition Proposal which the Special Committee determined in good faith was reasonably likely to result in a Superior Proposal, and (iii) the Company delivered to Tyson a prior written notice advising Tyson that it intended to take such action. "Superior Proposal" means any bona fide written Acquisition Proposal which (i) the Special Committee determined in good faith (after consultation with a financial advisor of nationally recognized reputation and taking into account all the terms and conditions of the Acquisition Proposal) was (a) more favorable to the Company and its stockholders from a financial point of view than the transaction contemplated under the Merger Agreement, and (b) reasonably capable of being completed, including a conclusion that its financing, to the extent required, was then committed or was in the good-faith judgment of the Company Board, reasonably capable of being obtained by the person making such Acquisition Proposal.

   NOTICES OF CERTAIN EVENTS. The Company would promptly notify Tyson of (a) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by the Merger Agreement, or (b) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by the Merger Agreement; (c) any actions, suits, claims, investigations or proceedings commenced or, to the best of its knowledge threatened against, relating to or involving or otherwise affecting the Company or any subsidiary of the Company which, if pending on the date of the Merger Agreement, would have been required to be disclosed or which related to the consummation of the transactions contemplated by the Merger Agreement.

   TAX MATTERS. The Merger Agreement required that, except as permitted in the Merger Agreement, as required by law or as would not have a material adverse effect and without the prior written consent of Tyson, such consent not to be unreasonably withheld, neither the Company nor any of its subsidiaries would make or change any material tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any amended tax returns or claims for tax refunds, enter into any closing agreement, surrender any tax claim, audit or assessment, surrender any right to claim a tax refund, offset or other reduction in tax liability surrendered, consent to any extension or waiver of the limitations period applicable to any tax claim or assessment or take or omit to take any other action, if any such election, action or omission would have the effect of increasing the tax liability or reducing any tax asset of the Company or any of its subsidiaries.

   The Company and each of its subsidiaries would establish or cause to be established in accordance with GAAP on or before the Effective Time an adequate accrual for all taxes due with respect to any tax period prior to the Effective Time or for any period beginning before, and ending after, the Effective Time.

   The Company would use its reasonable best efforts to cause Wachtell, Lipton, Rosen & Katz to provide an opinion, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Effective Time, to the effect that the Offer, the Exchange Offer and the Merger, taken together, would be treated for federal income tax purposes as a Reorganization under Section 368(a) of the Code and that each of Tyson, the Purchaser and the Company would be a party to the reorganization within the meaning of Section 368(b) of the Code. The Company would use its reasonable best efforts to provide to Wachtell, Lipton, Rosen & Katz and Milbank, Tweed, Hadley & McCloy LLP a certificate containing representations reasonably requested by such counsel in connection with the opinions to be delivered pursuant to the Merger Agreement.

   AFFILIATES. The Merger Agreement required that, at least 30 days prior to the effective time of the Merger, the Company would use its reasonable best efforts to (a) deliver to Tyson a letter identifying all known persons who might be deemed affiliates of the Company for the purposes of Rule 145 of the Securities Act and (b) obtain a written agreement in an agreed upon form from each person who might be so deemed, as soon as practicable and, in any event, prior to the effective time of the Merger.

   CONFIDENTIALITY. The Company agreed that the confidentiality agreements dated December 4, 2000 and December 18, 2000 between it and Tyson would continue in full force and effect prior to the Effective Time and after any termination of the Merger Agreement.

COVENANTS OF TYSON

   Pursuant to the Merger Agreement, Tyson agreed to comply with various covenants.

   TYSON STOCKHOLDER MEETING. Tyson would cause a meeting of its stockholders to be duly called and held as soon as reasonably practicable for the purpose of voting on the issuance of Tyson Class A Common Stock in the Exchange Offer, the Merger and pursuant to Tyson Options after the Merger. The board of directors of Tyson would recommend approval of the issuance of Tyson Class A Common Stock in the Exchange Offer and the Merger pursuant to the Merger Agreement and would not withdraw such recommendation.

   CONFIDENTIALITY. Tyson agreed that the confidentiality agreements dated December 4, 2000 and December 18, 2000 between it and the Company would continue in full force and effect prior to the Effective Time and after any termination of the Merger Agreement.

   VOTING OF SHARES. Each of Tyson and Purchaser agreed to vote all Shares beneficially owned by it or any of its subsidiaries in favor of adoption of the Merger Agreement at the Company stockholder meeting, and at any adjournment.

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   DIRECTOR AND OFFICER LIABILITY. For six years after the Effective Time,
Tyson would cause the Surviving Corporation to indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring prior to the Effective Time to the extent provided under the Company's articles of incorporation and bylaws in effect on the date of the Merger Agreement; subject to any limitation imposed from time to time under applicable law. In addition, for six years after the Effective Time, Tyson would cause the Surviving Corporation to use its best efforts to provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such officer and director currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement, provided that if the aggregate annual premiums for such insurance at any time during such period should exceed 200% of the per annum rate of premium paid by the Company in its last full fiscal year for such insurance, then Tyson would cause the Surviving Corporation to provide only such coverage as would then be available at an annual premium equal to 200% of such rate.

   EMPLOYEE MATTERS. Tyson agreed that, subject to applicable law, the Surviving Corporation and its subsidiaries would provide benefits to their employees which would, in the aggregate, be comparable to those currently provided by Tyson and its subsidiaries to their employees; provided, however, that this provision would not apply to any employees represented for purposes of collective bargaining.

   OBLIGATIONS OF PURCHASER. Tyson would take all action necessary to cause Purchaser to perform its obligations under the Merger Agreement and to consummate the Merger on the terms and conditions set forth in the Merger Agreement.

   STOCK EXCHANGE LISTING. Tyson agreed to use its reasonable best efforts to cause the shares of Tyson Class A Common Stock to be issued in connection with the Merger to be listed on the NYSE, subject to official notice of issuance.

   ACQUISITIONS OF SHARES. Tyson and Purchaser would not acquire any Shares prior to the Effective Time or the termination of the Merger Agreement, other than Shares purchased pursuant to the Offer or the Exchange Offer.

   NOTICES OF CERTAIN EVENTS. Tyson would promptly notify the Company of (a) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by the Merger Agreement, (b) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by the Merger Agreement, and (c) any actions, suits, claims, investigations or proceedings commenced or, to the best of its knowledge threatened against, relating to or involving or otherwise affecting Tyson or any of its subsidiaries which related to the consummation of the transactions contemplated by the Merger Agreement.

   REORGANIZATION MATTERS. Neither Tyson nor any of its subsidiaries would take any action that would reasonably be likely to prevent the Offer, the Exchange Offer and the Merger, taken together, from qualifying as a reorganization under
Section 368(a) of the Code and, prior to the Effective Time, Tyson and its subsidiaries will use their reasonable best efforts to cause the Merger to so qualify. Tyson would use its reasonable best efforts to cause Milbank, Tweed, Hadley & McCloy LLP to provide an opinion, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the effective time of the Merger, to the effect that the Offer, the Exchange Offer and the Merger, taken together, would be treated for federal income tax purposes as a Reorganization under Section 368(a) of the Code and that each of Tyson, the Purchaser and the Company would be a party to the reorganization within the meaning of section 368(b) of the Code. Tyson would use its reasonable best efforts to provide to Wachtell, Lipton, Rosen & Katz and Milbank, Tweed, Hadley & McCloy LLP a certificate containing representations reasonably requested by such counsel in connection with the opinions to be delivered pursuant to the Merger Agreement.

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   INFORMATION RELATING TO OFFER. Tyson would cause any depository or agent effecting the Offer, to provide to the Company promptly as requested from time to time by the Company current information regarding the status of the Offer and the Exchange Offer and the number of Shares tendered and not validly withdrawn.

   CONDUCT OF TYSON. From the date of the Merger Agreement until the Effective Time, Tyson would conduct its business in the ordinary course consistent with past practice and would use its reasonable best efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and employees.

MUTUAL COVENANTS OF TYSON AND THE COMPANY

   Pursuant to the Merger Agreement, Tyson and the Company agreed to comply with various mutual covenants.

   COMPANY PROXY STATEMENT AND MERGER FORM S-4. If Purchaser did not own at least 90% of the issued and outstanding Shares following consummation of the Offer and the Exchange Offer, the Merger Agreement as originally executed on January 1, 2001 provided that the Company would promptly prepare its proxy statement (the "Company Proxy Statement") for soliciting proxies to vote at the special meeting of stockholders called to vote on the Merger Agreement and the Merger. Tyson would promptly prepare and file with the SEC the Registration Statement on Form S-4 containing information required by Regulation S-K under the Exchange Act (the "Merger Form S-4"), in which the Company Proxy Statement would be included. The Company, Tyson and Purchaser would cooperate with each other in the preparation of the Merger Form S-4 and any amendment or supplement thereto, and each would notify the other of the receipt of any comments of the SEC with respect to the Merger Form S-4 and of any requests by the SEC for any amendment or supplement thereto or for additional information, and would provide to the other promptly copies of all correspondence between Tyson or the Company, as the case may be, or any of its representatives and the SEC with respect to the Merger Form S-4. Tyson would give the Company and its counsel the opportunity to review the Merger Form S-4 and all responses to requests for additional information by and replies to comments of the SEC before their being filed with, or sent to, the SEC. Each of the Company, Tyson and Purchaser would use its best efforts, after consultation with the other parties, to respond promptly to all such comments of and requests by the SEC and use its reasonable best efforts to cause the Merger Form S-4 to be declared effective by the SEC as promptly as practicable. Tyson would promptly take any action (other than qualifying as a foreign corporation or taking any action which would subject it to service of process in any jurisdiction where Tyson was not so qualified or subject) required to be taken under foreign or state securities or Blue Sky laws in connection with the issuance of Tyson Class A Common Stock in the Merger. As promptly as practicable after the Merger Form S-4 shall have become effective, Tyson and the Company would fully cooperate with each other to cause the Proxy Statement/Prospectus contained in the Merger Form S-4 to be mailed to stockholders of the Company and Tyson. Tyson would advise the Company, promptly after it receives notice thereof, of (i) the time when the Merger Form S-4 becomes effective, (ii) the issuance of any stop order with respect to the Merger Form S-4, (iii) the suspension of the qualification of Tyson Class A Common Stock for offering or sale in any jurisdiction, or (iv) any request by the SEC for an amendment of the Merger Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information.

   CERTAIN REGULATORY ISSUES. Each party would use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by the Merger Agreement. Each party would refrain from taking, directly or indirectly, any action contrary to or inconsistent with the provisions of the Merger Agreement, including action which would interfere with the Offer or impair such party's ability to consummate the Merger. The Company and the Company Board would use their reasonable best efforts to (a) take all action necessary so that no state takeover statute or similar statute or regulation was or becomes applicable to the Offer, the Exchange Offer, the Merger or any of the other transactions contemplated by the Merger Agreement and (b) if any state takeover statute or similar statute or regulation became applicable to any of the foregoing, take all action necessary so that the Offer, the Exchange Offer, the Merger and the other transactions contemplated by the

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Merger Agreement might be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to minimize the effect of such statute or regulation on the Offer, the Exchange Offer and the Merger. Tyson would take such actions as might be necessary to eliminate any impediment under any antitrust, competition or trade regulation laws that might be asserted by any governmental entity with respect to the Offer, the Exchange Offer or the Merger so as to enable the Offer, the Exchange Offer and the Merger to occur as soon as reasonably practicable. Without limiting the generality of the foregoing, Tyson would agree to divest, hold separate, or agree to any conduct restrictions with respect to any Tyson or Company assets or may be required by any governmental entity in order to forego that governmental entity bringing any action to enjoin the Offer, the Exchange Offer or the Merger.

   PUBLIC ANNOUNCEMENTS. Each of Tyson and the Company would consult with each other before issuing any press release or making any public statement with respect to the Merger Agreement and not issue any such press release or make any such public statement prior to such consultation.

CONDITIONS TO THE MERGER

   The obligations of the Company, Tyson and Purchaser to consummate the Merger would be subject to the satisfaction or, to the extent permitted by law, waiver of the following conditions:

      (a) the Merger Agreement having been approved and adopted by the stockholders of the Company in accordance with Delaware Law;

      (b) any applicable waiting period under the HSR Act (as defined below) relating to the Offer and the Merger having expired or been terminated;

      (c) no provision of any applicable law or regulation and no judgment, injunction, order or decree prohibiting the consummation of the Merger;

      (d) the Merger Form S-4 having been declared effective, no stop order suspending the effectiveness of the Merger Form S-4 being in effect and no proceedings for such purpose being pending before the SEC; and

      (e) the shares of Tyson Class A Common Stock to be issued in the Merger having been approved for listing on the NYSE, subject to official notice of issuance.

   The obligation of the Company to consummate the Merger would also be subject to the condition that Purchaser had purchased Shares representing, together with Shares previously owned by Tyson, no less than 50.1% of the issued and outstanding Shares.

TERMINATION

   The Merger Agreement could be terminated and the Merger could be abandoned at any time prior to the Effective Time (notwithstanding any approval of the Merger Agreement by the stockholders of the Company):

      (a) by mutual written agreement of the Company and Tyson;

      (b) (i) by the Company, if the Offer had not been consummated by February 28, 2001, provided that the Company was not then in breach in any material respect of any of its obligations under the Merger Agreement; or (ii) by either the Company or Tyson (but in case of Tyson, only if no Shares were purchased by Purchaser pursuant to the Offer or the Exchange Offer) if the Merger had not been consummated by May 31, 2001, provided that the party seeking to exercise such right was not then in breach in any material respect of any of its obligations under the Merger Agreement;

      (c) by either the Company or Tyson if there was any law or regulation that made acceptance for payment of, and payment for, the Shares pursuant to the Offer, or consummation of the Merger illegal or otherwise prohibited or any judgment, injunction, order or decree of any court or governmental body having competent jurisdiction permanently enjoining Purchaser from accepting for payment of, and paying for, the Shares pursuant to the Offer or Purchaser, the Company or Tyson from consummating the Merger and such judgment, injunction, order or decree having become final and nonappealable; or

      (d) by Tyson, prior to the purchase of the Shares pursuant to the Offer,
   (i) if the Company Board had withdrawn, or modified or amended in a manner adverse to Tyson, its approval or recommendation of the Merger Agreement, the Offer, the Exchange Offer or the Merger or its recommendation that stockholders of the Company tender their Shares pursuant to the Offer and the Exchange Offer, adopt and approve the Merger Agreement and the Merger or approved, recommended or endorsed any proposal for a transaction other than the transactions hereunder (including a tender or exchange offer for Shares) or (ii) if the Company failed to call the Company stockholder meeting or failed to mail the Company Proxy Statement to its stockholders within 20 days after the Merger Form S-4 was declared effective by the SEC or failed to include in such statement the recommendation referred to above; or

      (e) by the Company, if (i) the Company Board authorized the Company, subject to complying with the terms of the Merger Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and the Company notified Tyson in writing at least three business days prior to the proposed effectiveness of such termination that it intended to enter into such an agreement, attaching a description of the material terms and conditions thereof and permitted Tyson, within such three business day period to submit a new offer, which would be considered by the Special Committee in good faith (it being understood that the Company would not enter into any such binding agreement during such three-day period) and
   (ii) the Company prior to such termination paying to Tyson in immediately available funds the Termination Fee (defined below) and the fees required to be paid pursuant to the Merger Agreement; or

      (f) by Tyson, if prior to the acceptance for payment of the Shares under the Offer, there had been a breach by the Company of any representation, warranty, covenant or agreement contained in the Merger Agreement that was not curable and such breach would give rise to a failure of the condition to the Merger Agreement; or

      (g) by the Company, if prior to the acceptance for payment of the Shares under the Offer there had been a breach by Tyson of any representation, warranty, covenant or agreement contained in the Merger Agreement that was not curable and such breach would give rise to a failure of certain conditions to the Offer (which would be construed to apply to Tyson); or

      (h) by either the Company or Tyson if, at a duly held stockholders meeting of the Company or any adjournment thereof at which the Merger Agreement and the Merger were voted upon, the requisite stockholder adoption and approval shall not have been obtained; provided, however, that Tyson would not have the right to terminate the Merger Agreement or abandon the transactions contemplated thereby if Shares were purchased in the Offer.

FEES AND EXPENSES

   Except as otherwise specified below, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby would be paid by the party incurring such expenses.

   The Merger Agreement provided that if it was terminated under circumstances which would constitute a Payment Event (as defined below), the Company would pay to Tyson (i) if pursuant to clause (x) in the definition of "Payment Event" below, simultaneously with the occurrence of such Payment Event or, if pursuant to clause (y) in the definition of "Payment Event" below, within two business days following such Payment Event, a fee of $15,000,000 (the "Termination Fee") and (ii) a reimbursement payment of $66,500,000, in cash, together with interest thereon, at a rate equal to the London Interbank Offered Rate plus 0.75%, from January 2, 2001 to the date such payment was due pursuant to the Merger Agreement (collectively, the "Reimbursement Payment"), reflecting reimbursement of the amounts advanced by Tyson to the Company on January 2, 2001 and used by the Company to pay the termination fee and the out-of-pocket fees and expenses owed to Rawhide Holdings

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Corporation under the Rawhide Agreement. The advance is evidenced by a note that, in the event of termination of the Merger Agreement, would be repaid only on the terms set forth in the Merger Agreement with respect to the Reimbursement Payment, and that would survive the consummation of the Merger if the Merger was completed. "Payment Event" means (x) the termination of the Merger Agreement by the Company or Tyson pursuant to subsections (d) or (e) under the section "Termination" or (y) the termination of the Merger Agreement pursuant to subsections (b), (f) or (h) under the section "Termination", if at the time of such termination (or, in the case of a termination pursuant to subsection (h) under the section "Termination", at the time of the stockholders meeting), there shall have been outstanding an Acquisition Proposal pursuant to which stockholders of the Company would receive cash, securities or other consideration having an aggregate value in excess of $30.00, and within six months of any such termination described in clause (y) above the Company entered into a definitive agreement for or consummates such Acquisition Proposal or another Acquisition Proposal with a higher value than such Acquisition Proposal.

   Upon the termination of the Merger Agreement under circumstances which would constitute a Payment Event, the Company would reimburse Tyson and its affiliates not later than two business days after demand delivered by Tyson to the Company, the amount of $7,500,000 representing Tyson's fees and expenses (including, without limitation, the fees and expenses of their counsel and investment banking fees) and Tyson would not be required to submit documentation substantiating such fees and expenses.

   The Merger Agreement provided that Tyson would pay to the Company a fee of $70 million if the Merger Agreement was terminated (i) by Tyson or the Company pursuant to subsection (c) of the section "Termination" or (ii) by the Company pursuant to subsection (b) of the section "Termination" if the inability to close was attributable to there being any law or order enacted or entered that imposed material limitations on Tyson's ability to operate its business, own its assets, accept Shares for payment in the Offer or acquire the Company, provided, however, that, in each case, such termination resulted from any action, suit, proceeding, judgment, writ, injunction, order or decree with respect to any antitrust, competition or trade regulation laws that might be asserted by any governmental entity with respect to the Offer, the Exchange Offer or the Merger.

AMENDMENTS

   At any time prior to the Effective Time, the Merger Agreement could be amended by an instrument signed by Tyson, Purchaser and the Company. However, after adoption of the Merger Agreement by the stockholders of the Company, the Merger Agreement could not be amended by any amendment which by law required the further approval of the stockholders of the Company unless the stockholders of the Company had given their approval.

                                THE STIPULATION

   The Stipulation provides that except as modified by the Stipulation, the terms of the Merger Agreement remain in full force and effect. The Stipulation modified the Merger Agreement as follows:

THE OFFER

   The Stipulation provides for the making of this Offer. Purchaser's obligation to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction, expiration or waiver of the conditions that are described in "Introduction" and "The Offer--Certain Conditions to the Offer".

THE EXCHANGE OFFER AND THE CASH ELECTION MERGER

   The Stipulation eliminated the provisions in the Merger Agreement requiring Tyson and the Purchaser to commence the Exchange Offer described above under "The Merger Agreement--The Merger Agreement" and eliminated all related provisions from the Merger Agreement. The Stipulation also eliminated the provisions in the Merger Agreement requiring that Tyson, the Purchaser and the Company effect the Cash Election Merger under the circumstances described above under "The Merger Agreement--The Merger" and eliminated all related provisions from the Merger Agreement.

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COMPANY REPRESENTATIONS

   The Stipulation eliminated all of the representations and warranties of the Company contained in the Merger Agreement that are described above under "The Merger Agreement--Representations and Warranties", except for the Company's representations and warranties relating to its organization and governmental qualification; its articles of incorporation and bylaws; capitalization; corporate authorizations; absence of conflicts; and required filings and consents.

TERMINATION FEE

   The Stipulation increased the Termination Fee described above under "The Merger Agreement--Fees and Expenses" from $15,000,000 to $59,000,000.

COVENANT OF TYSON

   The Stipulation provides that Tyson will not split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution in respect of its capital stock except regular quarterly dividends, or, redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its securities or any securities of its subsidiaries.

COVENANTS OF THE COMPANY

   The Stipulation provides that all covenants in the Merger Agreement shall remain in full force and effect (subject to a disclosure schedule provided by the Company to Tyson), except as noted in "Stipulation--Termination Fee," but that only compliance with the covenants relating to Conduct of the Company, Access to Information, Notices of Certain Events and Tax Matters shall be a condition to the Offer. See "Merger Agreement--Covenants of the Company" and "Conditions to the Offer."

MUTUAL COVENANTS OF TYSON AND THE COMPANY

   The Stipulation provides that the Company shall commence preparation of the Company Proxy Statement and Tyson shall promptly prepare the Merger Form S-4 and they shall cause such documents to be filed with the SEC as promptly as practicable. The Company Proxy Statement will be mailed to the Company's stockholders of record promptly after the Merger Form S-4 has been declared effective by the SEC and the Shares acquired in this Offer have been registered in the name of Tyson or the Purchaser. See "The Merger Agreement--Mutual Covenants of Tyson and the Company" for additional provisions relating to the Company Proxy Statement and Merger Form S-4. The Company shall provide to the institutions providing the financing for this Offer such reasonable and customary certificates as are necessary with respect to its historical financial statements in connection with the obtaining of such financing. The Company's compliance with these covenants (subject to a disclosure schedule provided by the Company to Tyson) is a condition to the Offer. See "Conditions to the Offer."

TERMINATION

   The Stipulation provides that the date referred to in (b)(i) above under "The Merger Agreement--Termination" shall be changed to August 15, 2001. The Stipulation also provides that the termination events described above in
(b)(ii), (c) and (f) under "The Merger Agreement--Termination" are eliminated.

RECOMMENDATION

   At a meeting held on June 26, 2001, the Company Board, by a unanimous vote of those present, determined that the Stipulation was in the best interests of the Company and its stockholders and was the best means to resolve the outstanding issues and disputes relating to the Merger Agreement and to facilitate consummation of the transactions contemplated by the Merger Agreement. All of the Company Board members were present for

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

the vote, except for Martin A. Massengale, who expressed his support for the Stipulation at the meeting before he excused himself from the meeting.

   The Company Board has noted that the maximum number of shares of Tyson Class A Common Stock that Tyson is required to issue per Share in the Merger is 2.381 shares of Tyson Class A Common Stock and that on June 26, 2001 the aggregate market price of such 2.381 shares was substantially below $30.00 per Share. Accordingly, in reaching their decisions as to whether or not to tender into the Offer, the Company Board urged stockholders to obtain current quotations for Tyson Class A Common Stock.

                               VOTING AGREEMENT

   On January 1, 2001, Tyson Limited Partnership ("TLP") and the Company entered into a voting agreement (the "Voting Agreement"), a copy of which is filed as an exhibit to the Schedule TO, pursuant to which TLP agreed to vote all of the shares of Class B common stock, par value $0.10 per share, of Tyson ("Tyson Class B Common Stock") that it owns to approve the issuance of Tyson Class A Common Stock with respect to the Exchange Offer and the Merger at Tyson's stockholder meeting. TLP owns 102,598,560 shares of Tyson Class B Common Stock representing approximately 90% of the voting power of Tyson, thus assuring Tyson stockholder

                                     53.1
approval. On June 27, 2001, TLP delivered a letter, a copy of which is filed as an exhibit to the Schedule TO, by which TLP consented to the Stipulation and confirmed that the terms of the Voting Agreement remained in full force and effect.

   15. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; STOCK EXCHANGE LISTING(S); REGISTRATION UNDER THE EXCHANGE ACT. If the Merger is consummated, stockholders who have not tendered their Shares in the Offer will receive shares of Tyson Class A Common Stock with a market value equal to $30.00 if, during the relevant pricing period before the Merger, the average per share price of Tyson Class A Common Stock is at least $12.60 and no more than $15.40. This $30.00 value is subject to change if the average per share price of Tyson Class A Common Stock is not in that range and the value you will receive will be proportionately changed. If, however, the Merger is not consummated, the purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Tyson. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer price.

   Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing in the NYSE. According to the published guidelines of the NYSE, the NYSE would normally give consideration to delisting the Shares when, among other things:

   .   the total number of holders of Shares is less than 400,

   . the total number of holders of Shares is less than 1,200 and the average monthly trading volume over the most recent 12-month period is less than 100,000 Shares,

   . the number of publicly held Shares (excluding the holdings of officers, directors and their families and other concentrated holdings of 10% or more) is less than 600,000,

   . the Company's total global market capitalization is less than $50.0 million and the total stockholders' equity is less than $50.0 million,

   . the Company's average global market capitalization over a consecutive 30-trading-day period is less than $15.0 million, or

   . the average closing price per Share is less than $1.00 over a consecutive 30-trading-day period.

   If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements for continued listing in NYSE and the listing of Shares is discontinued, the market for the Shares could be adversely affected.

   If the NYSE were to delist the Shares, it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations for the Shares would be reported by such exchange or through other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the possible termination of registration of the Shares under the Exchange Act and other factors. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, the Shares might no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

   Registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the

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Company to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement pursuant to Section 14(a) in connection with a stockholder's meeting and the related requirement of an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. Furthermore, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or eligible for listing or Nasdaq National Market reporting.

   16. DIVIDENDS AND DISTRIBUTIONS. As set forth under Section 14, the Merger Agreement, as modified by the Stipulation, provides that neither the Company nor Tyson will split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution in respect of its capital stock except regular quarterly dividends, or, redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its securities or any securities of its subsidiaries.

   17. CONDITIONS TO THE OFFER. Notwithstanding any other provisions of the Offer, we are not required to accept for payment or pay for any Shares if:

      (1) prior to the Expiration Date, the Minimum Condition has not been satisfied; or

      (2) if at any time on or after January 1, 2001 and prior to the payment for Shares in the Offer, any of the following conditions exists:

          (a) there shall have been any law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any court of competent jurisdiction or other competent governmental or regulatory authority which, directly or indirectly, prohibits, restrains or makes illegal the acceptance for payment, payment for or purchase of Shares pursuant to the Offer or the consummation of the Merger;

          (b) except as affected by actions specifically permitted by the Merger Agreement or the Stipulation, the representations and warranties of the Company specifically referred to in the Stipulation (x) that are qualified by materiality or material adverse effect shall not be true at and as of the Expiration Date as if made at and as of such time (except in respect of representations and warranties made as of a specified date which shall not be true as of such specified date), and (y) that are not qualified by materiality or material adverse effect shall not be true in all material respects at and as of the Expiration Date as if made at and as of such time (except in respect of representations and warranties made as of a specific date which shall not be true in all material respects as of such specified date);

          (c) the Company shall not have performed and complied with, in all material respects, the agreements and covenants required by the Stipulation to be performed or complied with by it, with such exceptions as would not in the aggregate have a material adverse effect (see "Stipulation--Covenants of the Company" and "Stipulation--Mutual Covenants of Tyson and the Company.");

          (d) the Merger Agreement shall have been terminated in accordance with its terms; or

          (e) Tyson, Purchaser and the Company shall have agreed that Purchaser shall amend the Offer to terminate the Offer or postpone the payment for Shares thereunder;

   which, in the reasonable good faith judgment of Tyson and Purchaser in any such case, and regardless of the circumstances, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment.

   Notwithstanding any other provisions of the Offer, we are not obligated to accept for payment or pay for any Shares if the auditor's opinion with respect to the Company's audited financial statements for the year ended December 30, 2000 has been withdrawn and an opinion (unqualified with respect to accounting principles used and the completeness of disclosures made) has not been given with respect to an amended or restated version of such financial statements. PricewaterhouseCoopers LLP issued an audit opinion with respect to those financial statements that is included in the Company's 2000 Annual Report on Form 10-K. Any change with respect to accounting policies or procedures adopted by the Company in order to obtain the opinion will be deemed consented to by Tyson. If the opinion is withdrawn prior to the Expiration Date, this condition would be satisfied if PricewaterhouseCoopers delivers an opinion (which is unqualified with respect to the accounting principles used and the completeness of disclosures made) with respect to an amended or restated version of those audited financial statements. The fact of any such amendment or restatement will not relieve Purchaser of its obligation to consummate this Offer. The Company has represented to Tyson that the Company's management is not aware as of June 27, 2001 of any circumstances that would result in PricewaterhouseCoopers LLP withdrawing such opinion.

   18. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

   GENERAL. We are not aware of any governmental license or regulatory permit that appears to be material to the Company's business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, we currently contemplate that, such approval or other action will be sought. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken the acquisition or ownership of Shares pursuant to the Offer might be prohibited or adverse consequences might not result to the Company's business or certain parts of the Company's business might not have to be disposed of. Our obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See "The Offer--Conditions to the Offer."

   STATE TAKEOVER LAWS. Section 203 of the Delaware General Corporation Law, in general, prohibits a Delaware corporation such as the Company from engaging in a "business combination" (defined as a variety of transactions, including mergers) with an "interested stockholder" (defined generally as a person that is the beneficial owner of 15% or more of a corporation's outstanding voting stock) for a period of three years following the time that such person became an interested stockholder unless, among other things, prior to the time such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Offer and the Merger, as described in Section 12 above, and, therefore, the restrictions of Section 203 are inapplicable to the Offer or the Merger.

   A number of states have adopted takeover laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated in those states or that have substantial assets, stockholders, principal executive offices or principal places of business in those states. To the extent that these state takeover statutes purport to apply to the Offer or the Merger, we believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in EDGAR v. MITE CORP., invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeover of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS CORP. v. DYNAMICS CORP. OF AMERICA, the Supreme Court of the United States held that the State of Indiana could as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX ACQUISITION CORP. v. TELEX CORP., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma, because they would subject those corporations to inconsistent regulations. Similarly, in TYSON FOODS, INC. v. MCREYNOLDS, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee.

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

This decision was affirmed by the United State Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in GRAND METROPOLITAN PLC v. BUTTERWORTH, that the provisions of the Florida Affiliated Transactions Act and Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

                                     56.1

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   We have not attempted to comply with any state takeover statutes in connection with this Offer or the Merger. We reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Offer nor any action that we take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and we might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in continuing or consummating the Offer. In that case, we may not be obligated to accept for purchase, or pay for, any Shares tendered. See "The Offer--Conditions to the Offer."

   ANTITRUST. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

   Pursuant to the requirements of the HSR Act, Tyson filed a Notification and Report Form with respect to the Offer and the Merger with the Antitrust Division and the FTC on December 12, 2000. Absent a request for additional information, the initial waiting period applicable to the purchase of Shares pursuant to the Offer was to expire at 11:59 p.m., New York City time, on Wednesday, December 27, 2000. On December 28, 2000, Tyson announced that, prior to the expiration of the waiting period, the Antitrust Division extended the waiting period by requesting additional information from Tyson. At 11:59 p.m. on January 27, 2001, the waiting period under the HSR Act expired without any further action by the Department of Justice.

   IBP STOCKHOLDER AND MERGER AGREEMENT LITIGATION IN DELAWARE. Between October 2 and November 1, 2000 fourteen purported class actions were filed in the Delaware Court of Chancery against the Company and the members of its Board of Directors, and Rawhide Acquisition Corporation ("Rawhide") and its affiliates, entitled BARUCH MAPPA V. RICHARD L. BOND, ET AL., C.A. No. 18373-NC; MICHAEL TARAGIN V. RICHARD L. BOND, ET AL., C.A. No. 18374-NC; DAVID SHAEV V. RAWHIDE ACQUISITION CORPORATION, ET AL., C.A. No. 18375-NC; CHARLES MILLER V. RICHARD
L. BOND, ET AL., C.A. No. 18376-NC; OLGA FRIED V. RICHARD L. BOND, ET AL., C.A. No.18377-NC; PETER ROBBINS V. IBP, INC., ET AL., C.A. No. 18382-NC; JERRY KRIM AND JEFFREY KASSOWAY V. IBP, INC., ET AL., C.A. No. 18383-NC; HARRIET RAND V. RICHARD L. BOND, ET AL., C.A. No. 18385-NC; ALBERT OMINSKY V. RICHARD L. BOND, ET AL., C.A. No. 18386-NC; OLIVER BURT V. RICHARD L. BOND, ET AL., C.A. No. 18398-NC; ERIC MEYER V. RICHARD L. BOND, ET AL., C.A. No. 18399-NC; LOUISE E. MURRAY V. RAWHIDE ACQUISITION CORPORATION, ET AL., C.A. No. 18411-NC; MARVIN MASEL V. RICHARD L. BOND, ET AL., C.A. No. 18413-NC; and ROCCO LANDESMAN V. IBP, INC., C.A. No. 18474-NC, alleging that the terms of the Rawhide Agreement were unfair to the Company's stockholders. On November 13, 2000, the Delaware Court of Chancery entered an order consolidating these actions into a single action under the caption IN RE IBP, INC. SHAREHOLDERS LITIGATION, C.A. No. 18373-NC (the "Consolidated Action"). On December 5, 2000, the Delaware Court of Chancery issued an order designating the Landesman complaint as the operative complaint. On January 8, 2001, plaintiffs filed a consolidated amended complaint in the Consolidated Action which added Tyson and Purchaser as defendants and alleged, on behalf of the class of the Company's stockholders, that the proposed transaction between the Company and Tyson was also unfair and had been entered into in breach of the fiduciary duties of the Company's Board, with the complicity of Tyson. Plaintiffs also asserted a derivative claim on behalf of the Company, alleging that its directors wrongfully agreed to the Rawhide Agreement and the termination fee and expense reimbursement provisions therein.

   On March 29, 2001, Tyson filed an action in the Chancery Court of Washington County, Arkansas, entitled TYSON FOODS, INC. ET AL. V. IBP, INC., Case No. E 2001-749-4 (the "Arkansas lawsuit"), alleging that Tyson had been inappropriately induced to enter into the Merger Agreement and that the Company was in breach of various representations and warranties made in the Merger Agreement.

   On March 30, 2001, the Company filed an answer to the amended consolidated complaint and a cross-claim (amended on April 2, 2001) against Tyson in the Consolidated Action. As amended, the Company's cross-claim

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

sought a declaration that Tyson could not rescind or terminate the Merger Agreement, specific enforcement of the Merger Agreement and damages for breach of the Confidentiality Agreement. On April 2, 2001, the Company filed amended cross-claims against Tyson to add an alternative claim for damages and a claim for breach of the Confidentiality Agreement. On April 19, 2001, the Delaware Court of Chancery issued a temporary restraining order in the Consolidated Action prohibiting Tyson from proceeding with the Arkansas lawsuit.

   On April 23, 2001, Tyson filed an answer and affirmative defenses in the Consolidated Action, denying the material allegations against it and asserting counterclaims (amended on May 3, 2001) against the Company. As amended, the counterclaims asserted claims for fraud, constructive fraud, negligent misrepresentation, material misrepresentation and mistake in connection with the inducement of the Merger Agreement, for breach of representations and warranties in the Merger Agreement, and related declaratory relief. On April 27, 2001, plaintiffs filed a second consolidated and amended complaint in the Consolidated Action seeking declaratory relief and specific performance of Tyson's alleged obligation to consummate the previously commenced and terminated cash tender offer (the "Cash Tender Offer") and asserting a derivative claim against the Company's directors in connection with the Company's payment of the Rawhide termination fee. On May 10, 2001 the Delaware Court of Chancery denied Tyson's motion for partial summary judgment, and dismissed without prejudice the Company's claim for damages for breach of the Confidentiality Agreement. On May 13, 2001, the Company filed a reply and affirmative defenses to the counterclaims which denied the material allegations against it. Following expedited discovery, the Delaware Court of Chancery conducted a nine day trial, beginning on May 14, 2001, on the Company's and the plaintiffs' claims for specific performance with respect to the Cash Tender Offer and the Merger Agreement and Tyson's counterclaims. On June 15, 2001, following expedited post-trial briefing, the Delaware Court of Chancery issued a memorandum opinion, which was issued in revised form on June 18, 2001 (the "Post-Trial Opinion"), in which the Court concluded, among other things, that
(1) the Merger Agreement is a valid and enforceable contract that was not induced by any material misrepresentation or omission, (2) Tyson did not breach the Merger Agreement or any duty to the Company's stockholders by failing to close the Cash Tender Offer, (3) Tyson did not have a basis to terminate the Merger Agreement under its terms, and (4) specific performance of the Merger Agreement was the only method by which to adequately redress the harm threatened to the Company and its stockholders.

   Subsequently, counsel for plaintiffs in the Consolidated Action negotiated with Tyson and the Company in an effort to reach a settlement of the class and derivative claims in the Consolidated Action. Negotiations also took place between the Company and Tyson concerning their respective claims against each other. As a result of these negotiations and in accordance with the Post-Trial Opinion, Tyson and the Company presented an Order, Judgment and Decree to the Delaware Court of Chancery, entered on June 27, 2001, requiring Tyson and its affiliates to specifically perform the Merger Agreement as modified by, and subject to the conditions contained in, the Stipulation, including making this Offer and effecting the Merger. See "The Stipulation". The Stipulation provides that if the Offer is not consummated by August 15, 2001 (or by September 1, 2001, if Tyson has failed to obtain financing to pay for tendered shares by such earlier date) or the Merger is not consummated by November 15, 2001, (a) either the Company or Tyson will be entitled to move the Delaware Court of Chancery for an appropriate remedy including, but not limited to, specific performance of such transactions, specific performance of the Cash Election Merger described above under "The Merger Agreement--The Merger", and/or damages, and each party will be entitled to oppose any such motion on any appropriate grounds, and (b) the Company will be entitled to move for an award of interest and/or an adjustment to the financial terms of the consideration to be paid to the stockholders on account of what the Delaware Court of Chancery has determined to be Tyson's breach, and Tyson will be entitled to oppose such motion on any appropriate grounds. The Stipulation further provides that nothing other than Tyson's consummation of the Offer and the Merger will be deemed to exculpate Tyson from any liability for breach of the Merger Agreement under the Opinion.

   The Stipulation states that the Delaware Court of Chancery retains exclusive jurisdiction over the Consolidated Action to assure compliance with the terms of the Order, Judgment and Decree and the Stipulation. Tyson has agreed not to seek to vacate or modify the Delaware Court of Chancery's preliminary injunction dated May 10, 2001 and not to commence any action against the Company arising out of or relating to the Stipulation in any other forum unless and until the Delaware Court of Chancery determines that Tyson is not required to

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consummate the Offer or the Company moves for an award of interest, an adjustment to the financial terms of the consideration to be paid to the Company's stockholders and/or damages on account of what such Court has determined to be Tyson's breach of the Merger Agreement. Tyson has agreed that, promptly following consummation of the Offer, it will take all necessary steps to obtain dismissal of the Arkansas lawsuit.

   The Order, Judgment and Decree is not currently an appealable order. The Stipulation provides that neither Tyson nor the Company will move for the entry of an appealable order unless and until the Delaware Court determines that Tyson is not required to consummate the Offer or the Company moves for an award of interest, an adjustment to the financial terms of the consideration to be paid to the Company's stockholders and/or damages on account of what the Delaware Court of Chancery has determined to be Tyson's breach of the Merger Agreement.

   On June 27, 2001, the parties to the Consolidated Action, including the plaintiffs in such action, entered into a stipulation of settlement, subject to approval by the Delaware Court of Chancery (the "Settlement Order"), which provides that:

   . Tyson has agreed to proceed with the performance of its obligations under the Merger Agreement, as revised by the Stipulation, including making the Offer and effecting the Merger, subject to the terms and conditions set forth in the Merger Agreement as modified by the Stipulation, and without taking an immediate appeal from the rulings in the Post-Trial Opinion;

   . the Company has agreed to obtain from JPMorgan an updated opinion on the fairness to the Company's stockholders from a financial point of view of the Merger Agreement as modified by the Stipulation;

   . Tyson and the Company have agreed that plaintiffs' counsel may review and comment upon draft tender offer documents and proxy materials for the Company's stockholders in connection with the Merger; plaintiffs' class claims against all defendants in the Consolidated Action shall be dismissed and plaintiffs' derivative claims on behalf of the Company against all defendants as asserted in the Consolidated Action shall be dismissed; and

   . all claims that were or could have been asserted in the Consolidated Action shall be extinguished.

   On June 29, 2001, the Delaware Court of Chancery entered an order in the Consolidated Action preliminarily determining that, for purposes of the proposed Settlement Order only, the Consolidated Action may proceed as a derivative action and as a class action without the right of members to opt out. A hearing will be held by the Delaware Court of Chancery on August 3, 2001, to determine whether the Settlement Order should be approved. Approval of the Settlement Order is a condition to the Offer prior to August 15, 2001 but is not a condition to close the Offer on or after August 15, 2001. If the Delaware Court of Chancery approves the Settlement Order, plaintiffs' attorneys intend to apply for an award of attorneys' fees and expenses not to exceed $999,000.00. Tyson and the Company have agreed not to oppose the application and to pay one-half each of such fees and expenses as may be awarded with respect to the application.

   TYSON STOCKHOLDER DERIVATIVE LITIGATION. On June 19, 2001, Alan Shapiro, a purported Tyson stockholder, commenced a derivative action on behalf of Tyson seeking monetary damages in the Delaware Court of Chancery. The action, entitled ALAN SHAPIRO V. BARBARA R. ALLEN, ET AL., C.A. No. 18967-NC, names as individual defendants the members of Tyson's board of directors and several current and former Tyson executives. Tyson is named as nominal defendant. The complaint alleges that the individual defendants violated their fiduciary duties by attempting to terminate the Merger Agreement and that as a result, Tyson has been harmed. Tyson intends to vigorously defend these claims.

   IBP STOCKHOLDER SECURITIES LITIGATION AGAINST TYSON. On June 22, 2001, Stuart L. Meyer and Banyan Equity Management commenced purported class actions against Tyson, Don Tyson, John Tyson and Les. R. Baledge in the United States District Court for the District of Delaware, entitled STUART L. MEYER V. TYSON FOODS, ET AL., C.A. No. 01-425 and BANYAN EQUITY MANAGEMENT V. TYSON FOODS, ET AL., C.A. No. 01-426, seeking

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

monetary damages on behalf of the Company's stockholders. Both actions assert claims under the Exchange Act. Specifically, they allege that the defendants violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, and that the individual defendants violated section 20(a) of the Exchange Act by making, or causing to be made, allegedly false and misleading statements in connection with Tyson's attempted termination of the Merger Agreement. It is alleged that as a result of the defendants' conduct, plaintiffs and other members of the class who sold Shares during the period from March 29, 2001 through June 15, 2001, were harmed. Tyson intends to vigorously defend these claims.

   OTHER IBP STOCKHOLDER SECURITIES LITIGATION AGAINST IBP. On November 8, 2000, an action was filed in the United States District Court for the District of South Dakota entitled TEAMSTERS LOCAL NOS. 175 AND 505 PENSION TRUST FUND V. IBP, INC. ET AL., C.A. No. 00-4211. This complaint named as defendants the Company, each of its directors, DLJ, Archer-Daniels-Midland Company and Booth Creek Partners Limited III, L.L.L.P. Seeking to represent a purported class of the Company's stockholders excluding the defendants, plaintiff alleged that the Company's directors, aided and abetted by the other defendants, breached their fiduciary duties to plaintiffs and the alleged class by (1) entering into the Rawhide Agreement and agreeing to sell the Company at an inadequate price, (2) advancing their personal interests at the expense of the Company's public stockholders and (3) erecting barriers to competing bids, including the termination fee provisions in the Rawhide Agreement. The Teamsters complaint requested preliminary and permanent injunctive relief against consummation of the Rawhide merger, rescission of the Rawhide merger in the event it was consummated, monetary damages and an award of attorneys' fees. On December 7, 2000, the South Dakota federal district court granted the defendants' motion to stay this action pending resolution of the Consolidated Action and denied as moot the plaintiff's application for a temporary restraining order enjoining the enforcement of the termination fee and "no shop" provisions of the Rawhide Agreement. The Teamsters voluntarily dismissed their action without prejudice in April 2001.

   On January 11, 2001, a second shareholder lawsuit was commenced in the South Dakota federal district court entitled REIER V. BOND, ET AL., C.A. No. 01-4010. Purporting to sue derivatively on behalf of the Company, the plaintiff asserted claims against the Company's directors under the federal securities laws and state common law. Plaintiff alleged that defendants caused the Company to file a false and misleading Schedule 14D-9 in response to Tyson's cash tender offer in violation of Section 14(e) of the Securities Exchange Act of 1934 by, among other things, (i) failing to disclose facts relating to the commercial relationship between JPMorgan and Tyson, (ii) representing that defendants had determined that the Tyson cash tender offer, exchange offer and merger were fair to and in the best interests of the Company, and (iii) including financial projections that understated the Company's revenue, net income and margins in order to justify such determination. Plaintiff further alleged that the Company's directors breached their fiduciary duties by agreeing to the termination fee provisions of the Rawhide Agreement on October 1, 2000 and accepting Tyson's bid on January 1, 2001 even though it offered consideration "substantially below the consideration being offered by another bidder." The complaint sought: (a) declarations that the Company's Schedule 14D-9 violated the federal securities laws and that the Rawhide Agreement and Merger Agreement were entered into in breach of defendants' fiduciary duties; (b) an order directing defendants to exercise their fiduciary duties to obtain a transaction which is in the Company's best interests; (c) compensatory damages of not less than $442 million and punitive damages; and (d) the costs and disbursements of the action, including reasonable attorneys' and experts' fees. On January 30, 2001, defendants moved to stay this action pending resolution of the Consolidated Action and to dismiss the Section 14(e) claim for failure to state a claim on which relief may be granted. The motion remains pending.

   19. FEES AND EXPENSES. Merrill Lynch is acting as Tyson's exclusive financial advisor in connection with the Offer and the Merger. Tyson and the Purchaser have also engaged Merrill Lynch to act as the Dealer Manager in connection with the Offer. Pursuant to its engagement letter with Merrill Lynch, Tyson has agreed to pay Merrill Lynch, as compensation for its services as financial advisor, a transaction fee of $14 million payable upon the acceptance for payment by the Purchaser of Shares pursuant to the Offer, against which a fee of $2.0 million, which was paid to Merrill Lynch upon commencement of the Initial Offer, will be credited. Tyson has also agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses incurred in connection with Merrill Lynch's engagement, including the reasonable fees and disbursements of counsel, and to indemnify

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Merrill Lynch against certain liabilities, including certain liabilities under the federal securities laws. Tyson also paid to Stephens Inc. $1 million for the delivery of a fairness opinion by Stephens Inc.

   Tyson has retained MacKenzie Partners, Inc. to act as the Information Agent and Wilmington Trust Company to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services,

                                     60.1
will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the federal securities laws.

   We will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager, the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

   20. MISCELLANEOUS. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, Blue Sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by the Dealer Manager or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

   No person has been authorized to give any information or make any representation on behalf of Purchaser or Tyson not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

   We have filed with the SEC the Schedule TO, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner set forth in "The Offer--Certain Information Concerning Purchaser and Tyson--Available Information" of this Offer (except that such information will not be available at the regional offices of the SEC).

                                        TYSON FOODS, INC.

                                        LASSO ACQUISITION CORPORATION

July 3, 2001.

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                                                                      SCHEDULE I

            DIRECTORS AND EXECUTIVE OFFICERS OF TYSON AND PURCHASER

   The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Tyson are set forth below. References herein to "Tyson" mean Tyson Foods, Inc. Unless otherwise indicated below, the business address of each director and officer is c/o Tyson Foods, Inc., 2210 West Oaklawn Drive, Springdale, Arkansas 72762-6999. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Tyson. Except as described herein, none of the directors and officers of Tyson listed below has, during the past five years,
(i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All directors and officers listed below are citizens of the United States.

   On August 22, 1996, Don Tyson entered into a Stipulation and Consent with the SEC pursuant to which Mr. Tyson, without admitting or denying any wrongdoing, consented and agreed to the entry of a Final Judgment permanently enjoining him from violating Section 10(b) of the Exchange Act and Rule 10b-5 thereunder and requiring the payment of a civil money penalty of $46,125. The Stipulation and Consent was entered as a Final Judgment on October 8, 1996, by the United States District Court for the Western District of Arkansas. The Stipulation and Consent arose as a result of the SEC's investigation of certain purchases and sales of common stock of Arctic Alaska Fisheries Corporation by Fred Cameron, an acquaintance of Mr. Tyson, in June 1992.

                   DIRECTORS AND EXECUTIVE OFFICERS OF TYSON

NAME                   CURRENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
----              -
Don Tyson........ Senior Chairman of Tyson's Board, served as Chairman of Tyson's Board until 1995 when he was named Senior Chairman. Mr. Tyson served as Chief Executive Officer until 1991 and has been a member of Tyson's Board since 1952.

John H. Tyson.... Chairman of Tyson's Board since 1998 and assumed responsibilities as President and
                  Chief Executive Officer in April 2000. He previously served as Vice Chairman since
                  1997 and President of the Beef and Pork Division since 1993. Mr. Tyson has been a member of Tyson's Board since 1984.

Joe F. Starr..... A private investor, served as a Vice President of Tyson until 1996. Mr. Starr has been a member of Tyson's Board since 1969.

Leland E. Tollett Served as Chairman and Chief Executive Officer from 1995 to 1998. An employee of
                  Tyson since 1959, Mr. Tollett was President and Chief Executive Officer from 1991 to
                  1995. Mr. Tollett has been a member of Tyson's Board since 1984.

Shelby Massey.... Farmer and a private investor. He served as Senior Vice Chairman of Tyson's Board from 1985 to 1988 and has been a member of Tyson's Board since 1985.

Barbara A. Tyson. Vice President of Tyson. Ms. Tyson has served in related capacities since 1988. Ms.
                  Tyson has been a member of Tyson's Board since 1988.

Lloyd V. Hackley. President and Chief Executive Officer of Lloyd V. Hackley and Associates, Inc. He is
                  a director of Branch Banking and Trust Corporation headquartered in Winston-Salem,
                  North Carolina. He was president of the North Carolina Community College System from 1995 to 1997. Mr. Hackley has been a member of Tyson's Board since 1992.

NAME                    CURRENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
----               -
Donald E. Wray.... Retired as President of Tyson in March 2000 after 39 years with Tyson in various capacities. Mr. Wray served as President and Chief Operating Officer from 1995 to
                   1999 after serving as Chief Operating Officer since 1991. Mr. Wray has been a member of Tyson's Board since 1994.

Gerald M. Johnston Private investor, was Executive Vice President of Finance for Tyson from 1981 to
                   1996 when he retired and became a consultant to the Company. Mr. Johnston has been a member of Tyson's Board since 1996.

Jim Kever......... Jim Kever, 48, is the retired former President and Co-Chief Executive Officer of
                   Envoy Corporation, a subsidiary of Quintiles Transnational, from the time Envoy was acquired by Quintiles in March 1999 to May 2001. Mr. Kever also served as President and Co-Chief Executive Officer of Envoy from August 1995 until March 1999 and as a director from Envoy's incorporation in August 1994 until March 1999. Mr. Kever serves on the boards of Quintiles Transnational, Transaction System Architects, Inc.
                   and 3D Systems Corporation. Mr. Kever has been a member of the Tyson Board since
                   1999.

David A. Jones.... Chairman and Chief Executive Officer of Rayovac Corporation since 1996. Before joining Rayovac, Mr. Jones served as President, Chief Executive Officer and Chairman of Thermoscan, Inc. and as President, Chief Executive Officer and Chairman of
                   Regina Company. He was previously with Electrolux Corporation and General Electric
                   Co. Mr. Jones is also a director of SCI, Inc., an electronics manufacturer, and
                   Spectrum Brands, a specialty chemical manufacturer. Mr. Jones was elected to the
                   Tyson Board in August 2000.

Barbara Allen..... Barbara Allen, 48, is Chief Executive Officer of the Women's United Soccer
                   Association, a women's professional soccer league. Before joining the WUSA in
                   January 2001, Ms. Allen was President and Chief Operating Officer of Paladin
                   Resources since 1999. Prior to her position at Paladin, Ms. Allen was President of
                   Corporate Supplier Solutions for Corporate Express from 1998 to 1999. Prior to 1998 she was with Quaker Oats Co. for 23 years where she held several senior positions including Executive Vice President of International Foods, Vice President of
                   Corporate Strategic Planning, President of Frozen Foods Division and Vice President
                   of Marketing. Ms. Allen serves on the boards of Maytag Corporation, Charthouse, Inc., and the Citizen's Scholarship Foundation Advisory Board. Ms. Allen has been a member of the Tyson Board since November 2000.

Greg W. Lee....... Chief Operating Officer. Mr. Lee was appointed Chief Operating Officer of Tyson in
                   1999 after serving as President of Tyson's Foodservice Group since 1998 and
                   Executive Vice President, Sales, Marketing and Technical Services since 1995.

Steve Hankins..... Executive Vice President and Chief Financial Officer. Mr. Hankins was appointed
                   Tyson's Executive Vice President and Chief Financial Officer in 1998 after serving as
                   Tyson's Senior Vice President, Financial Planning and Shared Services since 1997 and
                   Vice President, Management Information Systems since 1993.

Les Baledge....... Executive Vice President and General Counsel. Mr. Baledge was appointed Tyson's
                   Executive Vice President and General Counsel in 2000 after serving as Tyson's
                   Executive Vice President and Associate General Counsel since 1999 upon joining
                   Tyson. Prior to joining Tyson, Mr. Baledge was of counsel to the law firm of Kutak
                   Rock LLP and a partner with the Rose Law Firm.

R. Read Hudson.... Secretary and Corporate Counsel. Mr. Hudson was appointed Tyson's Secretary and
                   Corporate Counsel in 1998 after serving as Tyson's Corporate Counsel since 1992.

NAME                        CURRENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
----                        ---------------------------------------------------------------------------
Dennis Leatherby........ Senior Vice President, Finance and Treasurer. Mr. Leatherby was appointed
                         Tyson's Senior Vice President, Finance and Treasurer in 1998 after serving as Vice
                         President and Treasurer since 1997 and Treasurer since 1994.

Mike Baker.............. President, Production Services. Mr. Baker was appointed President, Production
                         Services in 1999 after serving as Division Vice President since 1995.

Wayne Butler............ President, Prepared Food Groups. Mr. Butler was appointed President, Prepared
                         Foods Group in 1998 after serving as President, Mexican Original since 1997 and
                         Complex Manager since 1994.

Greg Huett.............. President, International Group. Mr. Huett was appointed President, International
                         Group in 2000 after serving as Senior Vice President and General Manager, Club
                         Stores since 1999, Vice President, Sales and Marketing, Wholesale Clubs since
                         1996 and Director, General Mexico Business Unit since 1994.

William W. Lovette...... President, Food Service Group. Mr. Lovette was appointed President, Food Service
                         Group in 2000 after serving as President, International Group since 1999 and Vice
                         President, Operations since 1995.

John D. Copeland........ Executive Vice President, Ethics and Environmental Compliance. Mr. Copeland
                         was appointed Executive Vice President, Ethics and Environmental Compliance in
                         1999 after serving as Director of Corporate Ethics and Compliance since 1998.

Carl G. Johnson......... Executive Vice President, Administrative Services. Mr. Johnson was appointed
                         Executive Vice President, Administrative Services in 1999 after serving as Vice
                         President, Assets and Risk Management since 1994.

John S. Lea............. Executive Vice President and Chief Marketing Officer. Mr. Lea was appointed
                         Executive Vice President, and Chief Marketing Officer in 1999 after serving as
                         Vice President, Retail Sales and Marketing since 1995.

Donnie Smith............ Executive Vice President, Supply Chain Management. Mr. Smith was appointed
                         Executive Vice President, Supply Chain Management in 1999 after serving as Vice
                         President, Purchasing since 1995.

David L. Van Bebber..... Senior Vice President, Legal Services. Mr. Van Bebber was appointed Senior Vice
                         President, Legal Services in 2000 after serving as Vice President and Director of
                         Legal Services since 1998 and Assistant Secretary since 1990.

Rodney S. Pless......... Vice President, Controller and Chief Accounting Officer. Mr. Pless was appointed
                         Vice President, Controller and Chief Accounting Officer in 2000 upon joining
                         Tyson. Prior to joining Tyson, Mr. Pless was Vice President, Controller and Chief
                         Accounting Officer for TransMontaigne.

Louis C. Gottsponer, Jr. Assistant Secretary and Director of Investor Relations. Mr. Gottsponer was
                         appointed Assistant Secretary and Director of Investor Relations in 1998 after serving as Corporate Finance Manager since 1996 and Cash Manager since 1993.

                 DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

   The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser are set forth below. Unless otherwise indicated below, the business address of each director and officer is c/o Tyson Foods, Inc., 2210 West Oaklawn Drive, Springdale, Arkansas 72762-6999. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Purchaser. Except as described herein, none of the directors and officers of Purchaser listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgement, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All directors and officers listed below are citizens of the United States.

   On August 22, 1996, Don Tyson entered into a Stipulation and Consent with the SEC pursuant to which Mr. Tyson, without admitting or denying any wrongdoing, consented and agreed to the entry of a Final Judgment permanently enjoining him from violating Section 10(b) of the Exchange Act and Rule 10b-5 thereunder and requiring the payment of a civil money penalty of $46,125. The Stipulation and Consent was entered as a Final Judgment on October 8, 1996, by the United States District Court for the Western District of Arkansas. The Stipulation and Consent arose as a result of the SEC's investigation of certain purchases and sales of common stock of Arctic Alaska Fisheries Corporation by Fred Cameron, an acquaintance of Mr. Tyson, in June 1992.

                 DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

NAME                CURRENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
----                ---------------------------------------------------------------------------
Don Tyson....... Director. Senior Chairman of Tyson's Board, served as Chairman of Tyson's Board until 1995 when he was named Senior Chairman. Mr. Tyson served as Chief
                 Executive Officer until 1991 and has been a member of Tyson's Board since 1952.

John H. Tyson... Director and President. Chairman of Tyson's Board since 1998 and assumed responsibilities as President and Chief Executive Officer of Tyson in April 2000.
                 He previously served as Tyson's Vice Chairman since 1997 and President of the
                 Tyson Beef and Pork Division since 1993. Mr. Tyson has been a member of
                 Tyson's Board since 1984.

Greg W. Lee..... Director. Mr. Lee was appointed Chief Operating Officer of Tyson in 1999 after serving as President of Tyson's Foodservice Group since 1998 and Executive Vice
                 President, Sales, Marketing and Technical Services since 1995.

Steve Hankins... Executive Vice President. Mr. Hankins was appointed Tyson's Executive Vice
                 President and Chief Financial Officer in 1998 after serving as Tyson's Senior Vice
                 President, Financial Planning and Shared Services since 1997 and Vice President,
                 Management Information Systems since 1993.

Les Baledge..... Executive Vice President. Mr. Baledge was appointed Tyson's Executive Vice
                 President and General Counsel in 2000 after serving as Tyson's Executive Vice
                 President and Associate General Counsel since 1999 upon joining Tyson. Prior to joining Tyson, Mr. Baledge was of counsel to the law firm of Kutak Rock LLP and a partner with the Rose Law Firm.

R. Read Hudson.. Secretary. Mr. Hudson was appointed Tyson's Secretary and Corporate Counsel in
                 1998 after serving as Tyson's Corporate Counsel since 1992.

Dennis Leatherby Treasurer. Mr. Leatherby was appointed Tyson's Senior Vice President, Finance and Treasurer in 1998 after serving as Vice President and Treasurer since 1997 and
                 Treasurer since 1994.

   The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

                       THE DEPOSITARY FOR THE OFFER IS:

[LOGO] Wilmington
Trust


          BY MAIL:               BY HAND/OVERNIGHT COURIER:

Corporate Trust Reorg. Svcs.      Wilmington Trust Company
  Wilmington Trust Company   1105 North Market Street, 1st Floor
        P O Box 8861                Wilmington, DE 19801
 Wilmington, DE 19899-8861    Attn: Corporate Trust Operations

                                 BY FACSIMILE:
                                (302) 651-1079

                             CONFIRM BY TELEPHONE:
                                (302) 651-8869

   If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can call the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:

[LOGO] MacKenzie Partners, Inc.

                               156 Fifth Avenue
                           New York, New York 10010
                         (212) 929-5500 (Call Collect)
                      E-mail: proxy@mackenziepartners.com
                                      or
                         CALL TOLL-FREE (800) 322-2885

                     THE DEALER MANAGER FOR THE OFFER IS:

                              MERRILL LYNCH & CO.

                          Four World Financial Center
                           New York, New York 10080
                         Call Collect: (212) 236-3790